As filed with the SEC on February 13, 2003
Registration No. 33-xxxx
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X
Pre-Effective Amendment No.	[]
Post-Effective Amendment No.	[]
REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940
Amendment No. 1	[]
FIDELITY INVESTMENTS VARIABLE LIFE ACCOUNT I
(Exact name of registrant)
FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
(Name of depositor)
82 Devonshire Street
Boston, Massachusetts 02109
(Address of depositor's principal executive offices)
Depositor's telephone number: (800) 544-8888
_________________________________________________
Melanie A. Calzetti-Spahr
President
Fidelity Investments Life Insurance Company
82 Devonshire Street, R25B
Boston, Massachusetts 02109
(Name and address of agent for service)
___________________________________________________________
Copy to:
MICHAEL BERENSON
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

Title of Securities Being Registered: Interests in Flexible Premium Variable Universal Life Insurance Policy and . Flexible Premium Survivorship Variable Universal Life Insurance Policy

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as of the Commission, acting pursuant to said Section 8(a), may determine.

Fidelity Investments Variable Life Account I

Prospectus for:

Fidelity Lifetime ReservesSM

Flexible Premium

Variable Universal Life Insurance Policy

and

Fidelity Lifetime ReservesSM

Flexible Premium

Survivorship Variable Universal Life Insurance Policy

Issued by

Fidelity Investments Life Insurance Company

[July 1, 2003]

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this prospectus and keep it for future reference. It is not valid unless accompanied by a current prospectus for the Money Market Investment Option or for all available Investment Options.

The Policies are not available in all states. This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in the prospectus.

TABLE OF CONTENTS

PAGE

SUMMARY OF THE BENEFITS AND RISKS OF THE POLICIES
BENEFIT SUMMARY
APPLICATION AND PREMIUMS
DEATH BENEFIT AND INSURANCE PROCEEDS
POLICY ACCOUNT VALUE AND CASH SURRENDER VALUE
Investment Options
Fixed Account
Exchanges
SURRENDERS AND PARTIAL WITHDRAWALS
LOANS
ADDITIONAL BENEFITS AND RIDERS
RISK SUMMARY
INVESTMENT RISK
RISK OF LAPSE
CREDIT RISK
TAX RISKS
PARTIAL WITHDRAWAL RISK
LOAN RISKS
RISK/BENEFIT SUMMARY: FEE TABLES
TRANSACTION FEES
SINGLE LIFE POLICY PERIODIC CHARGES
SURVIVORSHIP LIFE POLICY PERIODIC CHARGES
FUNDS' TOTAL ANNUAL OPERATING EXPENSES
GENERAL DESCRIPTION OF POLICY
PURCHASING A POLICY
Free Look Period
SELECTING AND CHANGING THE BENEFICIARY.
DEATH OF POLICY OWNER
TRANSFERRING OWNERSHIP AND ASSIGNING POLICY RIGHTS
OTHER BENEFITS AND RIDERS
Single Life Policy
Survivorship Life Policy
PREMIUMS AND POLICY ACCOUNT VALUES
PREMIUMS
Minimum Initial Premium.
Subsequent Premium Payments
Method of Payment
Purchase Payments Made with Returned Checks or Unfunded
Electronic Funds Transfers
ALLOCATING PREMIUMS AMONG INVESTMENT OPTIONS AND FIXED ACCOUNT POLICY ACCOUNT VALUES AND INVESTMENT OPTION
VALUES
DEATH BENEFIT AND INSURANCE PROCEEDS
SETTING THE DEATH BENEFIT AT PURCHASE
Face Amount
Death Benefit Options
Tax Test
CHANGING THE DEATH BENEFIT AFTER PURCHASE
Increasing the Face Amount
Decreasing the Face Amount
Changing from Option A to Option B
Changing from Option B to Option A
POLICY VALIDITY
EXTENDED MATURITY
THE INSURANCE COMPANY, VARIABLE ACCOUNT, INVESTMENT OPTIONS AND FIXED ACCOUNT
FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
THE VARIABLE ACCOUNT
INVESTMENT OPTIONS AND FUNDS
Voting Rights
Resolving Material Conflicts
CHANGES IN INVESTMENT OPTIONS
THE FIXED ACCOUNT
EXCHANGES AMONG INVESTMENT OPTIONS AND FIXED ACCOUNT
In General
Exchanging by Telephone
Use of Market Timing Services
Effective Date of Exchanges Among Investment Options
Exchanges To and From the Fixed Account
DOLLAR COST AVERAGING
AUTOMATIC REBALANCING
CHARGES AND DEDUCTIONS
NO SALES OR SURRENDER CHARGES
PREMIUM TAX CHARGE
MONTHLY DEDUCTION
Cost of Insurance
Net Amount at Risk.
Cost of Insurance Rates.
Underwriting Class.
Monthly Policy Charge
Charges for Optional Riders
Changes in Face Amount
MORTALITY AND EXPENSE RISK CHARGE
CHANGES IN FACE AMOUNT
EXCHANGE CHARGE
Certain Funds Impose a Short-Term Redemption Fee
FUND EXPENSES
REDUCTION IN CHARGES
SURRENDERS AND PARTIAL WITHDRAWALS
EFFECT OF SURRENDERS AND PARTIAL WITHDRAWALS
POSTPONEMENT OF PAYMENT
SIGNATURE GUARANTEE
LOANS
LOAN BALANCE AND LOAN COLLATERAL ACCOUNT
INTEREST PROCESSING
REPAYMENT
EFFECT OF LOANS ON POLICY ACCOUNT VALUES AND INSURANCE PROCEEDS
POLICY LAPSE AND REINSTATEMENT
DEATH DURING GRACE PERIOD
10-YEAR NO-LAPSE GUARANTEE
No-Lapse Guarantee Cumulative Premium Test
POLICY REINSTATEMENT
TAX CONSIDERATIONS
Tax Status of the Policy
IRC Qualification
Modified Endowment Contracts
Distributions from Policies Classified as Modified Endowment Contracts
Distributions from Policies Not Classified as Modified Endowment Contracts
Policy Loan Interest
Investment in the Policy
Other Tax Considerations

LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
GLOSSARY

Summary of the Benefits and Risks of the Policies

This summary describes the important features of the Fidelity Lifetime Reserves sm variable universal life insurance policy ("Single Life Policy") and survivorship variable universal life insurance policy ("Survivorship Policy") offered by Fidelity Investments Life Insurance Company ("we" or "FILI"). The features of each Policy are the same, unless we specify differences in this prospectus. A glossary defining capitalized terms is included in the back of the prospectus. Please read the entire prospectus for important details.

BENEFIT SUMMARY

We will pay Insurance Proceeds to the named Beneficiaries: upon the death of the single insured person ("Insured") under the Single Life Policy; or upon the death of the second of two insured persons to die ("Insureds") under the Survivorship Life Policy.

You, as the Policy Owner, pay the premiums and name the Beneficiaries. You may designate yourself as Insured, or in appropriate situations designate another person or persons as Insured(s).

The Policy also allows you, the Policy Owner, to seek long-term asset growth on a tax-deferred basis by investing in one or more of the thirty-five Investment Options and/or in the Fixed Account. Your investment in the Policy is reflected in a Policy Account Value, and the Policy gives you access to your Policy Account Value in several ways.

APPLICATION AND PREMIUMS

To purchase a Policy, you first complete an application form ("Application") and provide information about the Insured(s). We will evaluate our risk and, if approved, assign the Insured(s) to an underwriting class. You will also need to make an initial premium payment.

After the Policy is issued, you are not required to pay premiums according to any particular schedule. You will, however, need to make enough premium payments to avoid lapse (termination of the Policy without value). You may greatly increase the risk of lapse if you do not regularly pay sufficient premiums.

Free Look Period. When you receive your Policy, the free look period begins. This period is at least ten (10) days, or more if required by state law. You may return the Policy during this period and receive a refund of your Policy Account Value or premium paid, depending on state law.

Use of Premiums. Generally, we credit premium payments, less applicable state premium taxes, to your Policy Account Value, and allocate them to the Investment Options and the Fixed Account according to your instructions.

10-Year No-Lapse Guarantee. When a policy is issued, we will notify you of your Planned Premium Payment Schedule. Your Policy will not lapse during the first ten (10) Policy years if, on each monthly Policy Processing Day, your total premium payments, less any loans, Partial Withdrawals and outstanding interest and charges, are at least as much as the total premiums then due under your Planned Premium Payment Schedule.

DEATH BENEFIT AND INSURANCE PROCEEDS

We will pay Insurance Proceeds based on the Death Benefit to the named Beneficiaries: (a) upon satisfactory proof of death of the Insured while a Single Life Policy is in force; or (b) upon satisfactory proof of death of the second of the two Insureds to die while a Survivorship Life Policy is in force.

Insurance Proceeds. The Insurance Proceeds will be the Death Benefit, less any Loan Balance and any Terminal Illness benefits paid (including principal and accrued interest), and any monthly deductions due but unpaid at death.

Death Benefit Options. You will select a Face Amount, and choose between two Death Benefit options under the Policy. Under Death Benefit Option A, the Death Benefit is generally the fixed Face Amount you select. Increases in the Policy Account Value in an Option A policy will normally decrease the insurance company's Net Amount at Risk, on which the Cost of Insurance charges are based. For the same reason, decreases in the Policy Account Value will increase the Net Amount at Risk and increase your Cost of Insurance charges.

Under Death Benefit Option B, the Death Benefit is generally the sum of the fixed Face Amount you choose and the Policy Account Value. The Option B Death Benefit generally varies with the Policy Account Value.

You will also choose one of two tax tests to be applied to your Policy, so that the Policy can be treated as life insurance under federal tax law. In some circumstances, these tests may increase the Death Benefit and Cost of Insurance under Option A or Option B.

Extended Maturity. If an Insured is alive when the Policy reached its extended maturity date, the Death Benefit will be converted to, and thereafter be defined as, the Policy Account Value. No new premiums will be accepted, but the Owner retains all other rights under the Policy. The extended maturity date is: for a Single Life Policy, the Policy Anniversary nearest the Insured's 100th birthday; for a Survivorship Life Policy, the Policy Anniversary nearest the 100th anniversary of the younger Insured's date of birth, even if the younger Insured is not the surviving Insured.

POLICY ACCOUNT VALUE AND CASH SURRENDER VALUE

Policy Account Value is the total value of your accounts in the Investment Options, the Fixed Account and the Loan Collateral Account. Cash Surrender Value is the Policy Account Value, less any Loan Balances and charges due.

Policy Account Value and Cash Surrender Value may vary from day to day, depending on the investment performance of the Investment Options you choose, interest we credit to the Fixed Account, transactions you request, loan interest and collateralization, and periodic charges.

Investment Options

You may direct your Net Premiums to one or more of thirty-five Investment Options of Fidelity Investments Variable Life Account I (the "Variable Account"). Each Investment Option invests exclusively in one of the mutual funds ("Funds") described in "The Funds" below. The Funds are managed by Fidelity Management & Research Company ("FMR"), Morgan Stanley Asset Management ("Morgan Stanley"), Pilgrim Baxter & Associates, Ltd ("PBHG"), Strong Capital Management, Inc. ("Strong"), and Credit Suisse Asset Management, LLC ("Credit Suisse"). Each Fund has its own investment objectives, policies and risks, as described in its separate fund prospectus. Except for the Fidelity VIP Money Market Fund, each Fund is intended as a long-term investment and varies daily in price.

Fixed Account

You may currently allocate funds to a fixed-rate investment option funded through our general account (the "Fixed Account"), although we may restrict the Fixed Account's availability from time to time. We guarantee that amounts allocated to the Fixed Account will earn interest daily at an annual rate that will never be less than 1.5% or any higher rate required by applicable state law. The fixed rate will be reset periodically. Any funds in the Fixed Account do not fluctuate with the investment performance of our General Account or of the Investment Options.

Exchanges

You may currently transfer or "exchange" money among the Investment Options without charge. We reserve the right to charge if you exchange on more than twelve days during a calendar year. You may exchange amounts to and from the Fixed Account with our consent. Additional exchange policies and restrictions are described in detail in "Exchanges Among Investment Options"

SURRENDERS AND PARTIAL WITHDRAWALS

At any time while the Policy is in force, you may make a request to surrender your Policy, which terminates the Policy, and receive the Cash Surrender Value.

After the first Policy Year, you may request a Partial Withdrawal of $500 or more. Partial Withdrawals reduce the Policy Account Value, Cash Surrender Value and Death Benefit.

There are no fees imposed upon Surrenders and Partial Withdrawals.

LOANS

After the first Policy Year, you may borrow money from FILI using the Policy Account Value as collateral for the loan. At the time we lend you the money, we will transfer an equivalent amount from your Policy Account Value into a Loan Collateral Account as collateral. We will charge you 6% per year on outstanding loan balances, which will be added to the loan balance annually. The Loan Collateral Account earns 4% per year in the first ten Policy Years, and 5.75% per year thereafter.

You may repay loans at any time and on any schedule.

ADDITIONAL BENEFITS AND RIDERS

The Single Life Policy includes a Terminal Illness Benefit that allows you to request payment of up to the lesser of 50% of the Net Amount at Risk or $250,000 as a living benefit, in the event the Insured is diagnosed with a terminal illness as defined in the Policy.

For additional charges, and subject to underwriting, you may also add these optional benefits to a Single Life Policy: (a) Children's Term Rider; and/or (b) either Total Disability Premium Payment Rider or Total Disability Waiver of Monthly Deductions Rider.

For additional charges, and subject to underwriting, you may also add the Total Disability Waiver of Premium Payment Rider, on one or both Insureds, to a Survivorship Life Policy. An Estate Protection Rider may also be added to the Survivorship Life Policy, subject to underwriting.

RISK SUMMARY

INVESTMENT RISK

Investment Options. This Policy is designed for Death Benefit protection and long term asset growth. This Policy is not a short-term savings vehicle. You bear the risk that the investment performance of any Investment Options you select will be unfavorable and that the Policy Account Value will decrease. You could lose everything you invest. A comprehensive discussion of the risks of each underlying Fund may be found in the Fund's prospectus.

Fixed Account. We credit premiums you allocate to the Fixed Account with interest at a fixed rate. You bear the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 1.5%. In addition, because the Fixed Account interest rate is set for as long as 15 months, during periods of rising general interest rates you may earn less competitive rates in the Fixed Account than in variable or shorter-term instruments. Finally, the Fixed Account is subject to our claims-paying ability.

RISK OF LAPSE

If your Cash Surrender Value is not enough to pay the monthly deduction and other charges, your Policy will be in Default. The Cash Surrender Value may decline for several reasons, including negative investment performance, the Policy's regular monthly charges, and any Partial Withdrawals or loans you take out. We will notify you of any Default and explain that your Policy will lapse, that is, terminate without value, unless you make sufficient premium payments during the 61-day Grace Period. You may reinstate a lapsed Policy if you meet certain requirements.

CREDIT RISK

As with any life insurance policy, the Death Benefit guarantees, rider guarantees and Fixed Account obligations depend on our ability to make payments. You are encouraged to review our financial statements, which are updated annually and available upon request in the Statement of Additional Information.

TAX RISKS

We believe, but do not guarantee, that the Policy should be considered a life insurance policy under Federal tax law. This means that, if you do not take out a loan, Partial Withdrawal or surrender, you should not be deemed to have received any distributions or income from the Policy Account Value for federal tax purposes. Moreover, the Beneficiaries should be able to exclude the Insurance Proceeds from their gross incomes, and generally should not have to pay income tax on these proceeds. Estate taxes may, however, apply. In the event the Policy were determined not to be a life insurance policy for Federal tax purposes, however, you may be considered to be in constructive receipt of Policy Account Value, with uncertain tax consequences, and the Insurance Proceeds may be treated as taxable income to the Beneficiary.

Distributions from the Policy may be treated in two ways. If you pay premiums in excess of certain tax guidelines, the Policy may be treated as a Modified Endowment Contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then distributions from surrenders, withdrawals and loans will be taxable as ordinary income to the extent there are earnings in the Policy, and taxable amounts withdrawn prior to the Owner's age 59 1/2 may also be subject to a 10% IRS penalty. If the Policy is not a MEC, these distributions generally will be treated first as a return of basis or investment in the Policy and then as taxable income, and generally will not be subject to the 10% IRS penalty.

Existing tax laws that benefit this Policy may be changed at any time.

You should consult a qualified tax advisor for assistance in all Policy-related tax matters. See "Federal Tax Considerations".

PARTIAL WITHDRAWAL RISK

Partial Withdrawals increase the risk of lapse and reduce the Policy Account Value, Cash Surrender Value and Insurance Proceeds.

Partial Withdrawals may also result in adverse tax consequences. You should consult a qualified tax advisor for assistance in all Policy-related tax matters. See "Federal Tax Considerations."

LOAN RISKS

A Policy Loan may reduce benefits, increase costs, and increase the risk of lapse.

First, if you take a Policy Loan, we will transfer the loan amount from the Investment Options or Fixed Account, into the Loan Collateral Account. This reduces the Cash Surrender Value and Insurance Proceeds while the loan is outstanding.

Second, a Policy Loan, whether or not repaid, will affect Policy Account Value and Cash Surrender Value over time, because the amounts held in the Collateral Account will not participate in the Investment Options or Fixed Account while the loan is outstanding.

Third, you will pay interest on loan balances while the loan is outstanding.

Fourth, a Policy Loan increases the risk of lapse by reducing the Cash Surrender Value while the loan is outstanding.

Policy Loans may also result in adverse tax consequences. You should consult a qualified tax advisor for assistance in all Policy-related tax matters. See "Federal Tax Considerations."

RISK/BENEFIT SUMMARY: FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer assets between the Funds

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Premium Taxes[1]	Upon any premium payment	0% - [ 3.5 ]% of premium payment, based on applicable state tax rate
Sales Charges (Loads)	N/A	None
Surrender/Withdrawal Charges	N/A	None

Exchange Fees[2]	Upon Investment Option exchanges above 12 per year Short-term redemption fee Charged by certain Funds	Not currently charged 1% of amount redeemed

1. Premium taxes vary from jurisdiction to jurisdiction, and are subject to change in the event of a change in applicable tax rate. No premium tax is deducted in jurisdictions that impose no premium tax. We currently deduct only state premium taxes, and not local premium taxes. We may begin charging for local premium taxes in the future, but will only do so after providing written notice to Policy Owners. See "Premium Tax Charge," below.

2.You may generally make Investment Option exchanges on up to 12 business days per calendar year free of charge. However, investments in the Fidelity VIP sector funds exchanged or withdrawn in less than 60 days will be assessed a 1% redemption fee by the Fund, which is retained by the Fund.

The following table describes the fees and expenses that you will pay periodically during the time that you own a Single Life Policy, not including the underlying Funds' fees and expenses.

SINGLE LIFE POLICY PERIODIC CHARGES (OTHER THAN THE FUNDS' OPERATING EXPENSES)
	WHEN DEDUCTED	AMOUNT DEDUCTED
MANDATORY CHARGES
Cost of Insurance[3] (per $1000 of Net Amount at Risk)
Minimum Maximum Representative Insured (45-year-old male nonsmoker, preferred class, $1 million Face Amount policy)	Monthly	Minimum: $ 0.029 per $1000 Maximum: $ 83.33 per $1000 Representative: $ 0.0625 per $1000 (first ten years)
Policy Fee	Monthly	$5
Mortality and Expense Risk Fees (charged on and deducted from Investment Options ONLY)	Daily based on annual rates	Years 1- 20: 1.00% annually Years 21+: 0.40% annually

RIDER CHARGES (OPTIONAL)
Children's Term Rider	Monthly	$5

Total Disability Waiver of Monthly Deductions Rider

(per $1.00 of Monthly Deduction Waiver)

  Minimum
  Maximum
  Representative Insured

(45-year-old male nonsmoker, preferred class, $1 million Face Amount policy)

	Monthly	Minimum: $0.03 per $1 Maximum: $0.36 per $1 Representative: $0.064 per $1
Total Disability Premium Payment Rider (per $1.00 of Monthly Premium Payment) Minimum Maximum Representative Insured (45-year-old male nonsmoker, preferred class, $1 million Face Amount policy)	Monthly	Minimum: $0.025 per $1 Maximum: $0.20 per $1 Representative: $0.039 per $1

3. The Cost of Insurance and Disability Rider costs vary based on individual characteristics. The Cost of Insurance charge or other charge shown in the table may not be representative of the charge that a particular Owner will pay. For more information about the particular Cost of Insurance or other charges that may apply to your specific situation, please contact # ____. "Net Amount at Risk" is the Death Benefit less the Policy Account Value, and reflects the insurance company's financial risk in the event of the Insured's death. See "Charges and Deductions" .

The following table describes the fees and expenses that you will pay periodically during the time that you own a Survivorship Life Policy, not including the underlying Funds' fees and expenses.

SURVIVORSHIP LIFE POLICY PERIODIC CHARGES (OTHER THAN THE FUNDS' OPERATING EXPENSES)
	WHEN DEDUCTED	AMOUNT DEDUCTED
MANDATORY CHARGES
Cost of Insurance[3] (per $1000 of Net Amount at Risk)
Minimum Maximum Representative Insureds [description]	Monthly	TO BE SUPPLIED IN A PRE-EFFECTIVE AMENDMENT Minimum: $ [ ] per $1000 Maximum: $ [ ] per $1000 Representative: $ [ ] per $1000
Unit Charge (per $1000 of Face Amount)	Monthly - First 3 Policy Years Only	$ 1 per $1000
Policy Fee	Monthly	$5
Mortality and Expense Risk Fees (charged on and deducted from Investment Options ONLY)	Daily based on annual rates	Years 1- 20: 1.00% annually Years 21+: 0.40% annually

RIDER CHARGES (OPTIONAL)
Total Disability Premium Payment Rider (Single Insured Rate: charges apply to each Insured selected for coverage) Minimum Maximum Representative Insured [description]	Monthly	TO BE SUPPLIED IN A PRE-EFFECTIVE AMENDMENT Minimum: Maximum: Representative:

3. The Cost of Insurance and Disability Rider costs vary based on individual characteristics. The Cost of Insurance charge or other charge shown in the table may not be representative of the charge that a particular Owner will pay. For more information about the particular Cost of Insurance or other charges that may apply to your specific situation, please contact # ____. "Net Amount at Risk" is the Death Benefit less the Policy Account Value, and reflects the insurance company's financial risk in the event of the Insured's death. See "Charges and Deductions" .

FUNDS' TOTAL ANNUAL OPERATING EXPENSES

The next item shows the current minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time you own the Policy. These expenses are deducted from Fund assets, and include management fees and all other expenses. Fund operating expenses are subject to change. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

FUNDS' TOTAL ANNUAL OPERATING EXPENSES (as a percentage of assets)	Minimum %	Maximum %

GENERAL DESCRIPTION OF POLICY

The Policy belongs to you, the Policy Owner named in the Application. While the Insured is living, you may exercise all of the rights and options described in the Policy.

The Insured is the Policy Owner of a Single Life Policy, unless the Application specifies a different person as the Policy Owner. A Policy may be jointly owned only by a married couple, or by two unmarried individuals state law requires recognition of their joint ownership. Joint owners may jointly exercise the same rights as an individual owner, and will also be referred to as the "Policy Owner" or "you."

PURCHASING A POLICY

We offer the Policies only in states in which we have obtained the necessary approval. To purchase a Policy, you must submit a completed Application to us at our Home Office. The minimum initial Face Amount is $250,000 for a Single Life Policy and $500,000 for a Survivorship Life Policy. The Single Life Policy is available if the Insured is between the Issue Ages of 0-85, and the Survivorship Life Policy is available only if both Insureds are between the Issue Ages of 21-90. We may permit exceptions to these rules in some cases.

We must receive evidence of insurability, usually including a medical examination of each named Insured, that satisfies our underwriting standards before we will issue a Policy. Where the proposed Policy Owner is not the Insured, we may also require evidence that the proposed Policy Owner and/or the Beneficiaries have insurable interests, consistent with applicable law, in the life of each Insured. We reserve the rights to modify our underwriting requirements at any time, and to reject an Application for any reason permitted by law.

Insurance coverage under the Policy will take effect when we deliver the printed Policy to you, but only if (1) each proposed Insured is alive and in the same condition of health as described in the Application, (2) the Minimum Initial Premium has been paid (see "Minimum Initial Premium," below), and (3) the Application and any other forms we require have been completed and returned to our Service Center. The printed Policy, together with the Application and other materials you may submit, and any riders, endorsements or amendments attached to the Policy will constitute the entire Policy. Only the President or Secretary of FILI will have the power to change the Policy or waive any Policy provision on our behalf.

In certain states, we may in our discretion issue a Conditional Receipt prior to issuance of a Single Life Policy. Any premiums paid prior to issuance will be held in a non-interest bearing suspense account during the underwriting process. If the Insured dies before we issue a Single Life Policy, we will generally refund the premium payment amount evidenced by the Conditional Receipt. We will, however, pay the Insurance Proceeds up to a maximum of $500,000 in the event of the death of the Insured prior to issuance of a Single Life Policy, if, and only if: (a) we receive evidence of the Insured's insurability as of the date of the Application that is acceptable to us; and (b) this evidence shows that the Insured qualified for our Standard Underwriting Class or a higher class when the Conditional Receipt was issued.

Free Look Period

The law of the state in which your Policy is issued or delivered provides you with the right to cancel the purchase of your Policy for a limited period of time. The period varies by state, but is never less than ten days from the day you receive your Policy. We assume it will take five days from the day we mail the Policy until you receive it.

In some states the length of the free look period may be different depending on the source of funds, the age of the purchaser, or for some other reason. Free look information for your Policy will be stated on the Policy's cover page.

If state law requires that we return your initial premium payment without adjustment for investment experience during all or a portion of the free look period, then during this period any money you direct to the Funds will be placed in the Fidelity VIP Money Market Fund. At the close of the Valuation Day in which this period expires, we will transfer your money to the Funds you select in the Application process or in any later instructions you give us.

To cancel the purchase of your Policy, return it to our Service Center before the end of the free look period, together with a written cancellation request. You may not do this by telephone, fax or through the internet. Depending on applicable state law, we will promptly pay you either (a) your Cash Surrender Value plus any deductions made for premium expense charges, and monthly deductions, or (b) your initial premium payment.

SELECTING AND CHANGING THE BENEFICIARY

You, as the Policy Owner, designate the Beneficiary (the person to receive the Insurance Proceeds when the Insured dies) in the Application.

There are two types of Beneficiaries: Primary and Contingent. You may designate more than one Beneficiary in a class. If you designate more than one Primary Beneficiary, then each Primary Beneficiary that survives the Insured shares equally in any Insurance Proceeds unless you instruct us otherwise in a written notice. Such instructions must specify in whole percentages what portion of the Insurance Proceeds each Beneficiary is to receive. If the total does not equal 100%, each Beneficiary's share will be determined by using a fraction, the numerator of which is the stated percentage for that Beneficiary, and the denominator of which is the total of the percentages indicated by the Owner.

If no primary Beneficiary survives the Insured, then all those named as Contingent Beneficiaries who are still living will receive an equal portion of the Insurance Proceeds, unless you instruct us otherwise in a written notice.

If there is not a designated Beneficiary surviving at the death of the Insured, we will pay the Insurance Proceeds in a lump sum to you, if living, or to your estate.

You may also designate a Beneficiary as revocable or irrevocable. The consent of any irrevocable Beneficiary is needed to exercise any Policy rights except changing the amount or timing of premiums, reinstating the Policy, changing premium allocations, and transferring among Funds.

You can change any Beneficiary, other than an irrevocable Beneficiary, while an Insured is alive by providing us with written notice, in a form acceptable to us. We reserve the right to reject any Beneficiary designation that we deem to be unadminsterable, and may in our discretion require evidence that the proposed Beneficiary has an insurable interest, consistent with applicable law, in the life of each Insured. The change is effective as of the date we receive your written notice in good order. We are not liable for any payment or other actions we take consistent with valid Beneficiary designations we have on file at the time of the payment or action.

A Beneficiary generally may not pledge, commute, or otherwise encumber or transfer payments under the Policy before they are due.

DEATH OF POLICY OWNER

If you, the Policy Owner, are not an Insured and if you die while an Insured is still alive, ownership of the Policy will generally pass to your estate. If you are the Insured under a Single Life Policy or the second Insured to die under a Survivorship Life Policy, we will pay Insurance Proceeds upon your death as described below under "Death Benefit."

TRANSFERRING OWNERSHIP AND ASSIGNING POLICY RIGHTS

You may request to transfer ownership of the Policy to a new Policy Owner by providing a written notice to us at any time while the Insured is alive. If you transfer ownership, your ownership rights terminate and the new Policy Owner will be entitled to exercise all rights available under the Policy. Transferring ownership does not change the Beneficiary, and all such transfers are subject to any outstanding Policy loan.

You may also request to assign specific Policy rights to a creditor as collateral for a new or pre-existing obligation. Such an assignment does not cause a change of ownership, but your ownership rights and the interests of any Beneficiary will be subject to the assignment. Assignments of rights are subject to any outstanding Policy loan.

We may in our discretion require evidence that any proposed transferee or assignee has an insurable interest, consistent with applicable law, in the life of the Insured, and we may refuse a request for a transfer of ownership or for an assignment for any reason as permitted or required by law.

With respect to ownership transfers or assignments of Policy rights, we are not:

  bound by any ownership transfer or assignment unless and until we receive a written notice of the assignment in good order at our Service Center;
  responsible for the validity of any ownership transfer or assignment or determining the extent of an assignee's interest; or
  liable for any payment we make before we receive written notice of the transfer or assignment at our Service Center.

Transferring ownership of the Policy or assigning Policy rights may have tax consequences. See "Tax Treatment". You should consult a tax adviser before making any transfer or assignment.

OTHER BENEFITS AND RIDERS -

PLEASE NOTE: "Benefits" are included with each Policy for no additional charge. "Riders" are separate forms that can be added to your Policy, usually for additional costs, to provide additional insurance benefits that do not vary with your Policy's value. You must generally apply for Rider coverage when you apply for the Policy itself. We may decline or limit Rider coverage in accordance with our underwriting standards or for any reason permitted by law. Riders may not be available in all states.

The Benefit and Rider descriptions below are summaries only; you should review the Benefit and Rider forms themselves for more complete terms and conditions.

Single Life Policy

Terminal Illness Benefit: This benefit allows you to request partial payment of the Insurance Proceeds as a living benefit if the Insured is diagnosed with a terminal illness and is expected to live less than 12 months. We may require evidence of the terminal illness, as defined in the Benefit, before making payment. The amount available as a benefit is up to fifty per cent (50%) of the Net Amount at Risk (Death Benefit less Policy Account Value), up to a maximum of $250,000. We reduce the Death Benefit by the amount of the Terminal Illness Benefit payment plus interest until the time of death. This benefit is included as part of your Single Life Policy.

Children's Term Rider: This Rider provides $10,000 term life insurance coverage on each of the Insured's children named in the Application and on each child later born to or adopted by the Insured. Coverage initially applies to each child over 14 days and under 18 years old while the Rider is in effect, and terminates on the earlier of the Insured's age 65 or as each child turns age 25. You can apply for this Rider at the time of Application for the Policy or at the birth or legal adoption of the first child of the Insured. See the Rider for complete details of the coverage.

Total Disability Riders: You can choose one of two total disability riders, as long as the Insured is under 65 when the Policy is issued.

Total Disability Premium Payment Rider. This Rider provides that during periods of the Insured's total disability, as defined in the Rider, we will pay a Disability Benefit Amount, of up to the lesser of the planned premium or $2,500 per month, as a premium to this Policy on each monthly Policy Processing Day while total disability continues and other requirements are met.

Total Disability Waiver of Monthly Deductions Rider. This Rider provides that during periods of the Insured's total disability, as defined in the Rider, Monthly Deductions under this Policy will be waived while total disability continues and other requirements are met.

Limitations On Both Total Disability Riders. If the Insured's total disability begins at age 65 or later, no benefits will be paid. If the total disability begins on or after the Insured's age 63 but before 65, benefits may continue for up to two years. If the total disability begins on or after the Insured's age 60 but before 63, benefits may continue until up to age 65. If the total disability begins before the Insured's age 60, the benefits will continue as long as the Insured remains totally disabled. You can only elect one of the two Total Disability Riders. We reserve the right to require evidence of the disability before making payment under these Riders, and on an ongoing basis while disability continues. See the Riders for complete details of the coverage.

Survivorship Life Policy

Total Disability Premium Payment Rider(s). This Rider can be purchased for either or both Insureds. It provides that during periods of the named Insured's total disability, as defined in the Rider, we will pay a Disability Benefit Amount as a premium to this Policy on each monthly Policy Processing Day while total disability continues and other requirements are met. If the Insured's total disability begins at age 65 or later, no benefits will be paid. If the total disability begins on or after the Insured's age 63 but before 65, benefits may continue for up to two years. If the total disability begins on or after the Insured's age 60 but before 63, benefits may continue until up to age 65. If the total disability begins before the Insured's age 60, the benefits will continue as long as the Insured remains totally disabled. We reserve the right to require evidence of the disability before making payment under this Rider, and on an ongoing basis while disability continues. See the Rider for complete details of the coverage.

Estate Preservation Rider. This Rider provides a limited additional term life insurance benefit in the event that both Insureds die during the first four (4) Policy Years. See the Rider for complete details of the coverage.

PREMIUMS AND POLICY ACCOUNT VALUES

PREMIUMS

The Policy is a flexible premium policy. This means that, subject to certain requirements described below, you may decide when to make premium payments and in what amounts.

Minimum Initial Premium

You must make a Minimum Initial Premium payment in order for coverage to take effect. Your Minimum Initial Premium amount will be at least one Planned Premium Payment if you have selected an annual or semiannual payment schedule, or at least two months of Planned Premium Payments if you have elected a monthly payment schedule using automatic electronic funds transfer (EFT). We calculate the Minimum Initial Premium based on several factors, including your choice of Face Amount, the Insured's age, sex (in most states) and underwriting classification, and any Riders selected.

Subsequent Premium Payments

After you pay the first premium, you can pay subsequent premiums at any time. Each subsequent premium payment must be at least $50.

When the Policy is issued, we will provide you with a Planned Premium Payment Schedule reflecting your choice of an annual or semiannual payment schedule, or a monthly payment schedule if you make payments under our EFT (electronic funds transfer) program. You may select a monthly EFT payment schedule of $100 or more for us to automatically deduct premiums from your bank account, or from your eligible Fidelity mutual fund or brokerage account.

You are not required to pay premiums according to the Planned Premium Payment Schedule. It is your responsibility, however, to pay enough premiums to avoid Lapse of the Policy. For additional information, please see "Lapse and Reinstatement" and "10-Year No-Lapse Guarantee," below.

We have the right to limit or refund any premium or portion of a premium, or to request additional written instructions if, in our opinion,

  the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code (see "Federal Tax Considerations"); or
  the premium would make your policy a MEC under the Internal Revenue Code (see "Federal Tax Considerations");
  the premium would increase the Net Amount at Risk, unless you provide us with satisfactory evidence of the Insured's insurability. This could occur if the Option A Death Benefit is based on the Policy Account Value times the applicable Internal Revenue Code factor. See "Death Benefit," below.

If you have an outstanding Policy Loan, you should instruct us whether to credit your payments either as premium payments or as loan repayments. (See "Policy Loans.") Finally, you may not pay any premiums after the Policy's Extended Maturity date, although you may make loan repayments after that date . (See "Extended Maturity.")

Method of Payment

You may pay for the premiums with a personal check drawn on a U.S. bank subject to our approval. We reserve the right to refuse a personal check for any reason. You may also make premium payments by moving money from your Fidelity mutual fund or brokerage account, or under our EFT program. You may also request that we accept proceeds from another life insurance contract in a transaction that qualifies as a tax-free exchange under section 1035 of the Internal Revenue Code. However, if we agree to process a requested 1035 exchange, we are responsible only for actions we take and are specifically not responsible for the performance of the transferring insurance company, for the timing of the transfer or for any adverse tax consequences.

Purchase Payments Made with Returned Checks or Unfunded Electronic Funds Transfers

If you make a premium payment with a check that is returned to us unpaid due to insufficient funds or for any other reason, or if your premium payment is made by an electronic funds transfer that is later reversed due to lack of funds in the bank account from which the transfer was made or for any other reason, we will redeem a sufficient number of Investment Option Units at the current Unit Values to provide us with an amount equal to the amount of the returned check or unfunded electronic funds transfer. Money will be taken proportionately from all of the Investment Options in which you are invested.

If you do not have sufficient value in the Investment Options, we will recover any additional amount from the portion of your Cash Surrender Value that is in the Fixed Account. If there is not sufficient value in the Fixed Account, we may take legal action against you to recover any losses we have incurred.

Any redemption we make under this provision may result in a taxable event to you, just as for any other withdrawal.

ALLOCATING PREMIUMS AMONG INVESTMENT OPTIONS AND FIXED ACCOUNT

You choose how to allocate your premium payments among the Investment Options and the Fixed Account, and the percentage to be allocated to each. These options are described below, under "Investment Options and Funds" and "The Fixed Account."

For the initial premium payment, you choose the allocation on the Application or otherwise in writing before the Policy is issued. During the Free Look Period, premiums will be credited as described in "Free Look Period," above. After the Free Look Period, additional net premiums allocated to the Investment Options will be credited to your Policy based on the next computed value of an Investment Option Unit following receipt of your payment at the Service Center. Net premiums allocated to the Fixed Account will be credited under your Policy as of the date of the payment is received at our Service Center.

For subsequent premium payments, you may send written allocation instructions to our Service Center. We do not accept instructions by fax or electronic mail. If you make a subsequent Premium payment and do not give us allocation instructions for it, we will allocate it among the Investment Options and the Fixed Account in accordance with your most recent allocation instructions. Any allocation instructions will be effective upon receipt in good order at our Service Center, and will apply only to Premium payments received on or after that date.

Instructions may be expressed in dollars or in percentages. All instructions must be in whole numbers, not decimals or fractions. If you give us instructions that are unclear or incomplete, your Premium payment and any future Premium payments will be allocated to the Money Market Investment Option until we receive instructions that are clear and complete. Instructions may be unclear or incomplete if percentage allocations do not total 100% or for some other reason. In the case of incomplete or unclear instructions, we will not be responsible for changes in unit values or for lost market opportunities.

You may generally not allocate more than $100,000 (including transfers) to the Fixed Account during any one Contract Year. We may discontinue the availability of the Fixed Account for transfers from the Investment Options, or for premium payments, at any time.

You should immediately verify the accuracy of your transaction confirmations and statements immediately after you receive them. If you find a discrepancy with regard to a particular transaction you should notify the Service Center promptly. We will not be responsible for losses due to unit value changes unless you notify us within ten calendar days from the first time we mail a confirmation or statement with details of the transaction.

POLICY ACCOUNT VALUES AND INVESTMENT OPTION VALUES

The Policy Account Value is the starting point for calculating values under a Policy. The Policy Account Value equals the sum of a Policy's Fixed Account value, all Investment Option values, and Loan Collateral Account value;
  is determined on each Valuation Day after the Policy becomes effective; and
  has no guaranteed minimum amount and may be more or less than premiums paid.

The Cash Surrender Value is the Policy Account Value, less any Loan Balance and unpaid charges due.

For each Investment Option to which you allocate premiums, the Investment Option value is equal to the number of Investment Option units held by the Policy multiplied by the Investment Option's unit value at the end of each Valuation Day. Your Policy's number of units in any Investment Option is the sum of all units purchased with premium payments or exchanges, minus the sum of all units redeemed as a result of transactions you request (including exchanges, withdrawals, surrenders or loans) and units we redeem for Policy charges or to pay Policy benefits.

The value of each Investment Option's Accumulation Units will be calculated as of the close of business (normally 4:00 p.m. Eastern Time) on each day that there is trading on the NYSE ("Valuation Day"). The unit value changes on each Valuation Day based on the Total Return of the Investment Option. The Total Return reflects the investment performance of the Fund in which the Investment Option invests and is net of the asset charges to the Investment Option. Shares of the Funds are valued at their net asset values as described in the Funds' prospectuses. Any dividends or capital gains distributions from a Fund are reinvested in that Fund.

The Policy is "non-participating", meaning there are no dividends. Investment results of the Investment Options are reflected in the Policy Account Value and certain other Policy features.

The investment performance of the Investment Options and underlying Funds, Policy expenses and deduction of charges will affect your Policy Account Value and Cash Surrender Value, and may also affect the amount of your Death Benefit. You bear the entire investment risk for amounts you allocate to the Investment Options. You should periodically review your allocation strategy in light of market conditions and your overall financial objectives.

DEATH BENEFIT AND INSURANCE PROCEEDS

We will pay Insurance Proceeds based on a Death Benefit to the named Beneficiaries: (a) upon satisfactory proof of death of the Insured while a Single Life Policy is in force; or (b) upon satisfactory proof of death of the second of the two Insureds to die (that is, after both Insureds have died) while a Survivorship Life Policy is in force. If all named Beneficiaries die before the Insured, we will pay the Insurance Proceeds to the Owner or to the Owner's estate.

We will make payment in a lump sum, unless you and we have agreed to a different method of payment. Please contact our Service Center for customer service concerning payment options.

The Insurance Proceeds equal:

  the Death Benefit (described below); minus
  any unpaid monthly charges; minus
  any Loan Balances, including any accrued but unpaid interest; minus any payment made under the Terminal Illness Benefit, including any accrued but unpaid interest.

We calculate the Death Benefit and Insurance Proceeds as of the Valuation Day on or next following: the date of the Insured's death for a Single Life Policy; the date of death of the second Insured to die for a Survivorship Life Policy. We may transfer the Insurance Proceeds to the Money Market Investment Option upon receipt of notice of such Insured's death, while we review or process a death claim. We will also pay interest on Insurance Proceeds to the extent required by applicable state law.

Once we have received due proof of the Insured's death that is acceptable to us, we will ordinarily pay the Insurance Proceeds to the Beneficiaries within 15 days. These payments may be delayed in the event that we exercise our right to seek additional evidence, see "Policy Validity," below, or in the event of difficulty identifying or locating the correct Beneficiaries.

Upon the payment of Insurance Proceeds, and any additional benefits then due under a Policy Rider, the Policy and all Riders will terminate, except that a Children's Term Rider will continue in force until its termination as described in the Rider.

SETTING THE DEATH BENEFIT AT PURCHASE

When you apply for a Policy, you will need to make three decisions in order to set the Death Benefit:

1. Select a Face Amount of insurance coverage

2. Choose Death Benefit Option A or Option B, which determine how the Policy Account Value will affect the Death Benefit.

3. Choose the tax test we will apply to assure that your Policy is considered life insurance under the Internal Revenue Code.

You can request a hypothetical illustration that shows how each of these decisions affects the benefits of the Policy. You may wish to consult a financial planning or tax professional for additional advice.

Face Amount

The Face Amount sets a minimum level for the Death Benefit. You should pick a Face Amount that satisfies your need for insurance and that you can afford.

Death Benefit Options

This Policy provides two Death Benefit Options: Option A and Option B.

Under Option A, the Death Benefit is the greater of:

  the Face Amount; or
  the minimum death benefit under the tax test you select.

Under Option B, the Death Benefit is the greater of:

  the Face Amount plus the Policy Account Value; or
  the minimum death benefit under the tax test you select.

Under either option, the Death Benefit is reset to equal the Policy Account Value on the Extended Maturity date. See "Extended Maturity," below.

If you are comfortable with a fixed Face Amount of insurance coverage and prefer that increases, if any, in Policy Account Value reduce insurance costs, you can choose Option A. Cost of Insurance charges are based on a Policy's Net Amount at Risk, which is the difference between Death Benefit and Policy Account Value. Under Option A, increases in Policy Account Value generally reduce the Net Amount at Risk, while decreases in Policy Account Value generally increase the Net Amount at Risk.

If you prefer to have increases in Policy Account Value, due to premium payments and/or favorable investment performance, reflected in a variable Death Benefit, you can choose Option B. If you choose Option B and your Policy Account Value increases, it will be reflected in an increased Death Benefit; if, however, your Policy Account Value declines, your Death Benefit will decrease. Policy Account Value may decline due to adverse investment experience and/or Policy charges and deductions, if not offset by premium payments.

The amount of the Death Benefit may vary with the Policy Account Value:

  Under Option A, the Death Benefit will vary with the Policy Account Value only when the applicable tax test requires that the Death Benefit exceed the Face Amount. This may occur when the Policy Account Value is large in relation to the Death Benefit. (See "Choosing a Tax Test," below.) The Death Benefit will also vary after the Extended Maturity date. See "Extended Maturity," below.
  Under Option B, the Death Benefit will always vary with the Policy Account Value.

Tax Test

In order to be treated as life insurance under federal tax law , the Policy's death benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test. These tests generally impact the Death Benefit when a Policy Owner has a relatively large Policy Account Value in relation to the Face Amount.

You will be asked to specify on your Policy Application whether you choose the Guideline Premium Test (GPT) or the Cash Value Accumulation Test (CVAT), unless the Insured is [66] years old or more on the Policy Issue Date, in which case the CVAT will automatically apply. The GPT generally gives Policy Owners the ability to minimize insurance costs by maintaining a lower Net Amount at Risk over the life of the Policy. (The Net Amount at Risk is the difference between the Death Benefit and the Policy Account Value, and is the basis for monthly Cost of Insurance charges.) The CVAT, on the other hand, enables a Policy Owner to pay in a greater amount of premium in the early years of the Policy. Once the Policy is issued, you cannot change the tax test. You should consult a tax adviser regarding your choice of tax tests.

Under the GPT, a policy's death benefit will not be less than the Policy Account Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy Account Value by a percentage that decreases over time, are shown in the Table of Death Benefit Factors in your Policy and in the SAI. They are summarized below, based on the Insured's age at the start of each Policy Year (for attained ages not shown, percentages decline pro rata each year):

Insured's Attained Age	GPT Corridor Factor	Insured's Attained Age	GPT Corridor Factor
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 99	100%

Under the CVAT, the death benefit will not be less than: (a) 1000 times the Policy Account Value, divided by (b) the Net Single Premium Factor per $1000 of Death Benefit. The Net Single Premium Factors vary based on each Insured's sex, underwriting class, age at Issue and Policy Year, and are shown in your Policy.

CHANGING THE DEATH BENEFIT AFTER PURCHASE

After the first policy year and while the Policy is in force, you may make a written request to change the Face Amount or the Death Benefit option or both. Any such change may affect the Net Amount at Risk over time, which would affect the monthly Cost of Insurance charge.

We generally do not permit more than one such change in any 12 month period, and we do not permit changes while benefits are being paid under any Disability Rider. We reserve the right to reject any change that may, in our opinion, result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. We also reserve the right to require additional written instructions from you in the event that the requested change may, in our opinion, make your policy a MEC under the Internal Revenue Code. A change of Face Amount or Death Benefit Option may have unfavorable tax consequences. You should consult a tax adviser before making any change to the Face Amount or the Death Benefit.

In order to request a change of your Face Amount or Death Benefit Option, you must submit a written request, and in some cases additional evidence of the Insured's insurability, as well as any additional paperwork we may require, to our Service Center. The effective date of any requested change in your Death Benefit will be the next monthly Policy Processing Day following the date when we approve your request for a change.

Increasing the Face Amount

You may request an increase in the Face Amount by submitting a written Application and providing evidence of insurability satisfactory to us at our Service Center.

  The minimum increase is $50,000.
  We will require that, on the effective date of an increase, and taking the increase into account, the Cash Surrender Value be at least equal to the monthly charges then due.
  An increase will be effective on the next Policy Processing Day following the date we approve the change, provided that an Insured is living on that date.
  The total Net Amount at Risk will be affected, which will increase the monthly Cost of Insurance charges.
  Each increase in Face Amount will have its own Underwriting Class and Cost of Insurance Rates as determined at the time of the increase.
  We reserve the right to limit increases in the Face Amount to one increase in any twelve (12) month period.

Decreasing the Face Amount

You may request a decrease in the Face Amount by submitting a written request to decrease the Face Amount, but you may not decrease the Face Amount below the applicable minimum initial Face Amount (generally $250,000 for a Single Life Policy and $500,000 for a Survivorship Life Policy). See "Purchasing a Policy," above.

  The minimum decrease is $25,000.
  Any decrease will be effective on the next Policy Processing Day following the date we approve your request.
  To apply the decrease, we will first reduce any increases in the Face Amount, starting with the most recent. Then we will reduce the initial Face Amount.

A decrease in Face Amount generally will decrease the Net Amount at Risk, on which the Cost of Insurance charges are based. For purposes of determining the Cost of Insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases, and finally the initial Face Amount. However, if a decrease in Face Amount moves a Single Life Policy into a lower Cost of Insurance band, (for example, from $1.1 million to $900,000) then the Cost of Insurance Rate applied to the Policy's Net Amount at Risk may increase. See "Cost of Insurance," below.

Changing Death Benefit from Option A to Option B

In order for us to approve a change from Option A to Option B:

  The Policy must be in force;
  Where permitted by law, we may require satisfactory evidence of the Insured's insurability;
  The current Face Amount must be greater than the minimum Death Benefit required by section 7702 of the Internal Revenue Code; and
  The change must not reduce the Face Amount below the minimum Face Amount we require to issue a Policy.

If we approve a request from Option A to Option B, the following will occur:

  We first decrease the Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and finally the initial Face Amount) by the Policy Account Value;
  The Death Benefit will not change on the effective date of the change, but thereafter the Death Benefit will vary daily with changes in Policy Account Value;
  The Face Amount will be the Net Amount at Risk and will generally remain level after the change. This means there may be a relative increase in the Cost of Insurance charges, which are based in part on Net Amount at Risk, as the Insured ages, because increases in Policy Account Value, if any, will not reduce the Net Amount at Risk;
  If you also request that the Face Amount stay the same after the change, we will require additional evidence of the Insured's insurability and, if approved, the change will increase the Net Amount at Risk and the Monthly Deduction applied to your Policy Account Value;
  A Death Benefit option change has the effect of amending your Policy terms, and we will send you either a new Policy form or new Policy pages to reflect this change.
Example:
Change Death Benefit From Option A to Option B	Option A (Before Change)	Calculation: Subtract Policy Account Value	Option B (After Change)

Face Amount	$300,000	-$50,000	$250,000
Policy Account Value	$50,000		$50,000
Death Benefit	$300,000		$300,000

Changing Death Benefit from Option B to Option A

In order for us to approve a change from Option B to Option A:

  The Policy must be in force.
  We do not require evidence of insurability for this change.

If we approve a request from Option B to Option A, the following will occur:

  The Face Amount will be increased by the Policy Account Value on the effective date of the change.
  The Death Benefit will not change on the effective date of the change.
  A Death Benefit option change has the effect of amending your Policy terms, and we will send you either a new Policy form or new Policy pages to reflect this change.
Example:
Change Death Benefit From Option B to Option A	Option B (Before Change)	Calculation: Add Policy Account Value	Option A (After Change)

Face Amount	$250,000	+$50,000	$300,000
Policy Account Value	$50,000		$50,000
Death Benefit	$300,000		$300,000

POLICY VALIDITY

We will not contest the validity of a Policy after it has been in force during each Insured's life for two years continuously from the Policy Issue Date, or a shorter period if required by state law. Similarly, we will not contest the validity of a Death Benefit change requiring underwriting (i.e., an increase in Face Amount or a change from Death Benefit Option A to Option B) after such change has been in force during each Insured's life for two years, or a shorter period if required by state law. If we wish to contest the validity of a Survivorship Life Policy based on a material misrepresentation concerning the first Insured to die, we will notify you within 12 months after we have received proof of that Insured's death.

If a Policy, or a change in Death Benefit requiring underwriting, has been in force less than two years, or if a reinstated Policy has been in force less than two years from the date of reinstatement, we can contest the validity of the Policy or Death Benefit change on the grounds of any misrepresentation of a material fact in the applicable Policy, reinstatement or Death Benefit change application.

We reserve the right to obtain evidence of the fact, manner and cause of death of any Insured, including the first Insured to die under a Survivorship Policy. You agree to provide us with reasonably timely notice of the death of any Insured, including the first Insured to die in the case of a Survivorship Life Policy, so that our rights are not prejudiced by delay.

If an Insured dies by suicide within two years after the Policy Issue Date, or within the maximum period permitted by state law, if less, the following will occur:

  a Single Life Policy will terminate;
  a Survivorship Life Policy will terminate upon the suicide of either Insured during the time period if permitted by state law; otherwise the Policy will terminate only upon the suicide of the second Insured to die within the time period.

If a Policy terminates due to a suicide, our liability will be limited to the Cash Surrender Value, less any unpaid monthly deductions.

If an Insured dies by suicide within two years after a change in Death Benefit requiring underwriting, or within the maximum period permitted by state law, if less, our liability will be limited to the Insurance Proceeds that would have been payable if the change had not taken effect, plus any additional Cost of Insurance charges taken as a result of the change.

If the age or, in most states, sex of an Insured is misstated in the Policy Application, the following will occur:

  if we discover the misstatement while any Insured is living, we will retroactively adjust the Policy Account Value and the Cash Surrender Value to reflect the Monthly Charges that would have applied if the Policy had correctly stated the age and sex of each Insured;
  if we discover the misstatement after the death of the Insured in a Single Life Policy or after the death of both Insureds under a Survivorship Life Policy, we will change the Face Amount, Death Benefit and Insurance Proceeds, as well as any death benefit payable under any Riders, to reflect the amount that would be purchased by the most recent deductions for the cost of insurance and applicable Riders, applying each Insured's correct age and sex.

Any modifications or waiver of our rights under a Policy are valid only if they are in writing and signed by the President or Secretary of FILI. We may modify the Policy to the extent necessary or appropriate to conform to applicable law, to assure continued qualification of the Policy as a life insurance Policy under Federal tax laws, or to reflect a change in the operation of the Separate Account. We will send you an endorsement to the Policy to reflect any such modifications.

EXTENDED MATURITY

A Single Life Policy Extended Maturity begins on the Policy Anniversary nearest the Insured's 100th birthday. A Survivorship Life Policy Extended Maturity begins on the Policy Anniversary nearest the 100th anniversary of the younger Insured's date of birth, even if the younger Insured is not the surviving Insured. At this time: :

  we will discontinue Monthly Deductions;
  the Death Benefit will be converted to, and thereafter be defined as, the Policy Account Value, without regard to the Face Amount or Death Benefit Option chosen;
  we will not accept any new Premiums;
  any Policy loans will continue in place and interest will continue to accrue unless and until the loans are repaid; and
  the Policy Owner retains all other rights under the Policy.

The tax consequences of continuing the Policy during Extended Maturity are not clear. You should consult a tax adviser if you intend to do so.

THE INSURANCE COMPANY, VARIABLE ACCOUNT, INVESTMENT OPTIONS AND FIXED ACCOUNT

FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

Fidelity Investments Life Insurance Company ("we" or "FILI") issues the Policy, and is obligated to pay all amounts promised under the Policy. FILI's financial statements appear in the Statement of Additional Information. Our principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109.

THE VARIABLE ACCOUNT

Fidelity Investments Variable Life Account I ("Variable Account") is a separate investment account of FILI, and was established on July 22, 1987. It is used to support the variable universal life policy described herein. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). The Variable Account's financial statements appear in the Statement of Additional Information. The Variable Account is divided into subaccounts ("Investment Options").

Income, gains, and losses credited to, or charged against, an Investment Option reflect the Investment Option's own investment performance and not the investment performance of our other assets. We are the legal owner of the assets in the Variable Account. As required by law, however, the assets of the Variable Account are kept separate from our general account assets and from any other separate accounts we may have, and may not be charged with liabilities from any other business we conduct. The assets in the Variable Account will always be at least equal to the reserves and other liabilities of the Variable Account. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all amounts promised under the Policy.

INVESTMENT OPTIONS AND FUNDS

There are currently thirty-five Investment Options in the Variable Account. Each Investment Option invests exclusively in a single Fund. Each Fund is part of a trust that is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC. Each Fund's assets are held separate from the assets of the other Funds, and each Fund has investment objectives and policies that are different from those of the other Funds. Thus, each Fund operates as a separate investment fund, and the income and losses of one Fund have no effect on the investment performance of any other Fund.

The following table describes the Funds' investment objective and lists each Fund's investment adviser or principal sub-adviser. This information is just a summary for each underlying Fund. There is, of course, no assurance that any Fund will meet its investment objective. You should read the Fund's prospectus for more information about that particular Fund.

Fund	Investment Objective	Investment Adviser or any Sub-Adviser
FIDELITY
VIP Money Market	Seeks high level of current income consistent with the preservation of capital and liquidity	Fidelity Management & Research Company
VIP High Income	Seeks high level of current income, while also considering growth of capital	Fidelity Management & Research Company
VIP Equity-Income	Seeks reasonable income while also considering capital appreciation	Fidelity Management & Research Company
VIP Growth	Seeks to achieve capital appreciation	Fidelity Management & Research Company
VIP Overseas	Seeks long-term growth of capital	Fidelity Management & Research Company
VIP Asset Managersm	Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments	Fidelity Management & Research Company
VIP Investment Grade Bond	Seeks high level of current income as is consistent with the preservation of capital	Fidelity Management & Research Company
VIP Index 500

Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500, while keeping transaction costs and other expenses low

Fidelity Management & Research Company
VIP Asset Manager: Growth®	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments, and other investments	Fidelity Management & Research Company
VIP Contrafund®	Seeks long-term capital appreciation	Fidelity Management & Research Company
VIP Growth & Income	Seeks high total return through a combination of current income and capital appreciation	Fidelity Management & Research Company
VIP Growth Opportunities	Seeks to provide capital growth	Fidelity Management & Research Company
VIP Balanced	Seeks both income and capital growth	Fidelity Management & Research Company
VIP Mid Cap	Seeks long-term growth of capital	Fidelity Management & Research Company
VIP Consumer Industries	Seeks capital appreciation	Fidelity Management & Research Company
VIP Cyclical Industries	Seeks capital appreciation	Fidelity Management & Research Company
VIP Financial Services	Seeks capital appreciation	Fidelity Management & Research Company
VIP Health Care	Seeks capital appreciation	Fidelity Management & Research Company
VIP Natural Resources	Seeks capital appreciation	Fidelity Management & Research Company
VIP Technology	Seeks capital appreciation	Fidelity Management & Research Company
VIP Telecommunications & Utilities Growth	Seeks capital appreciation	Fidelity Management & Research Company
MORGAN STANLEY
Emerging Markets Debt	Seeks high total return by investing primarily in fixed income securities of issuers in emerging market countries	Morgan Stanley Asset Management
Emerging Markets Equity	Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries	Morgan Stanley Asset Management
Global Value Equity	Seeks long-term capital appreciation by investing primarily in equity securities of issuers throughout the world	Morgan Stanley Asset Management
International Magnum	Seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries	Morgan Stanley Asset Management
PBHG
Select 20	Seeks long-term growth of capital	Pilgrim Baxter & Associates, Ltd
Growth II	Seeks capital appreciation.	Pilgrim Baxter & Associates, Ltd
Select Value	Seeks long-term growth of capital and income	Pilgrim Baxter & Associates, Ltd
Small Cap	Seeks to achieve above-average total return over a market cycle of three to five years, consistent with reasonable risk	Pilgrim Baxter & Associates, Ltd
Technology & Communications	Seeks long-term growth of capital	Pilgrim Baxter & Associates, Ltd
STRONG
Mid Cap Growth Fund II	Invests at least 65% of its assets in stocks of medium-capitalization companies that the fund's managers believe have favorable prospects for growth of earnings and capital appreciation	Strong Capital Management, Inc.
Opportunity Fund II	Invests primarily in stocks of medium-capitalization companies that the fund's manager believes are underpriced, yet have attractive growth prospects	Strong Capital Management, Inc.
CREDIT SUISSE
International Focus	Seeks long-term capital appreciation by investing in equity securities of companies located or conducting a majority of their business outside the United States	Credit Suisse Asset Management, LLC
Global Post-Venture Capital	Seeks long-term growth of capital by investing in equity securities of U.S. and foreign companies considered to be in their post-venture capital stages of development	Credit Suisse Asset Management, LLC
Small Cap Growth	Seeks capital growth by investing in equity securities of small U.S. growth companies	Credit Suisse Asset Management, LLC

Important You will find more complete information about the Funds, including the risks associated with each Fund, in their respective prospectuses. You should read them in conjunction with this prospectus. You can obtain a prospectus for any underlying Fund by calling #1-800-FIDLIFE (1-800-343-5433). .

Voting Rights We currently vote shares of the Funds owned by the Variable Account according to your instructions. However, if the 1940 Act or any related regulations or interpretations should change, and we decide that we are permitted to vote the shares of the Funds in our own right, we may decide to do so.

We calculate the number of shares that you may instruct us to vote by dividing your Policy Account Value in an Investment Option by the net asset value of one share of the corresponding Fund. Fractional votes are counted. We reserve the right to modify the manner in which we calculate the weight to be given to your voting instructions where such a change is necessary to comply with then current federal regulations or interpretations of those regulations.

We will determine the number of shares you can instruct us to vote 90 days or less before the applicable Fund shareholder meeting. At least 14 days before the meeting we will send you material by mail for providing us with your voting instructions.

If we do not receive your voting instructions in time, we will vote the shares in the same proportion as the instructions we receive from other Policy Owners. We will also vote in the same proportionate manner any shares we hold in the Variable Account that are not attributable to Policy Owners.

Under certain circumstances, we may be required by state regulatory authorities to disregard voting instructions. This may happen if following such instructions would change the sub-classification or investment objectives of a Fund, or result in the approval or disapproval of an investment advisory contract.

Under federal regulations, we may also disregard instructions to vote for Policy Owner-initiated changes in investment policies or the investment adviser if we disapprove of the proposed changes. We would disapprove a proposed change only if it were contrary to state law, prohibited by state regulatory authorities, or if we decided that the change would result in overly speculative or unsound investments. If we ever disregard voting instructions, we will include a summary of our actions in the next semiannual report.

Resolving Material Conflicts The Fidelity Funds are available to separate accounts of insurance companies offering variable annuity contracts and variable life insurance policies issued by other insurance companies, as well as to our Variable Account and other separate accounts we may establish. The Other Funds may be offered to qualified plans as well as to insurance company separate accounts.

Although we do not anticipate any disadvantages due to these arrangements, there is a possibility that a material conflict could arise between the interest of the Variable Account and one or more of the other separate accounts or qualified plans that hold shares of the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of our Policy Owners and those of other insurance companies, or for some other reason. In the event of a conflict, we will take any steps necessary to protect our Policy Owners and their Beneficiaries.

CHANGES IN INVESTMENT OPTIONS

We may make additional Investment Options available to you from time to time. These Investment Options will invest in mutual funds that we find suitable for the Contracts.

We also have the right to eliminate Investment Options, to combine two or more Investment Options, or to substitute a new mutual fund for the mutual fund in which an Investment Option invests.

A substitution may become necessary if, in our judgment, a Fund no longer suits the purposes of the Policies. This may happen due to a change in laws or regulations, a change in a Fund's investment objectives or restrictions, because the Fund is no longer available for investment, or for some other reason. We would obtain any required SEC and other approvals before making such a substitution.

We also reserve the right to operate the Variable Account as a management investment company under the 1940 Act or any other form permitted by law or to deregister the Variable Account under such Act in the event such registration is no longer required.

THE FIXED ACCOUNT

Because of exemptive and exclusionary provisions, we have not registered interests in the Fixed Account under the Securities Act of 1933, nor have we registered our general account as an investment company under the 1940 Act. Interests in the Fixed Account are generally not subject to the provisions of those laws, and FILI has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and our general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The Fixed Account is a portion of our general account. Subject to our then current rules, you may be able to allocate all or a portion of your Policy Account Value to the Fixed Account. The value of your interest in the Fixed Account does not fluctuate with the investment experience of our general account or the investment experience of the Investment Options.

We guarantee that money held in the Fixed Account will accrue interest daily at an annual rate that will never be less than 1.5%, or higher if required by applicable law.

When you allocate money to the Fixed Account, we assign an interest rate to that amount. The rate will be guaranteed for a period of time. The length of that period will depend on when you allocate the amount to the Fixed Account.

When the period for the initial guaranteed period ends, we will assign a new rate to that amount, and the new rate will be guaranteed for a period of at least one year. At the end of each guaranteed period we will set a new rate, each time for a period of at least one year.

Different rates may apply to different amounts in the Fixed Account. The rate for a given amount will depend on when that amount was first allocated to the Fixed Account. Also, the interest rate we apply to any particular amount will vary from time to time.

We reserve the right to limit or discontinue at any time the availability of the Fixed Account, both for transfers from the Funds and for Premium Payments.

We will include in each quarterly statement we send you the amount of your Policy Account Value in the Fixed Account.

EXCHANGES AMONG INVESTMENT OPTIONS AND FIXED ACCOUNT

In General

You may transfer money ("exchange") among the Investment Options and/or the Fixed Account by sending us instructions in writing or by calling us. We do not accept instructions by fax, electronic mail or via the internet.

We do not currently impose any charges when you exchange but we reserve the right to impose a charge if you exchange on more than twelve days during a calendar year. Certain Funds do, however, impose a short-term redemption fee. See "Certain Funds Impose a Short-Term Redemption Fee," below.

Excessive exchanging can disrupt the ability of a Fund to achieve its investment objective and increase the Fund's expenses. We reserve the right to limit the number of days on which you can exchange, but you will always be able to exchange on at least five days each Policy Year.

Your request to exchange may be expressed in terms of dollars, such as a request to move $5,000 from one Investment Option to another. You may also request a percentage reallocation among Investment Options. Percentage requests must be made in whole numbers. You cannot move less than $250 from any Investment Option except that if you have less than $250 in an Investment Option you may move the entire amount.

Exchanging by Telephone

Currently you may exchange by telephone on up to 18 days in each calendar year. You may exchange on additional days only by a letter to our Service Center.

We reserve the right to revise or terminate your ability to exchange by telephone. We also reserve the right to limit the amount of any telephone exchange or to reject any telephone exchange.

We will not be responsible for any losses resulting from unauthorized telephone exchanges if we follow reasonable procedures designed to verify the identity of the caller. We may record telephone calls. You should verify the accuracy of your exchanges by checking the confirmations and statements we send to you as soon as you receive them. Notify the Service Center immediately if you find any discrepancies. We will not be responsible for losses resulting from unit value changes unless you notify us within ten calendar days from the first time we mail a confirmation or statement containing details of the transaction.

Use of Market Timing Services

Some Policy Owners desire to use firms or individuals who engage in market timing. Market timing services usually obtain authorization from Policy Owners to make exchanges among the Investment Options on the basis of perceived market trends. Large exchanges resulting from market timing activity may disrupt the management of the Funds and become a detriment to other owners of variable life insurance policies or variable annuity contracts who allocate money to the Funds.

To protect Policy Owners not using market timing services, we reserve the right to reject exchanges communicated to us by anyone acting under a power of attorney on behalf of more than one person. We also reserve the right to reject exchange instructions we receive from a market timing firm or other third party that any Owner has authorized to make multiple exchanges. We will exercise these rights only if we believe that doing so will prevent harm to other owners of variable life insurance policies or variable annuity contracts.

Effective Date of Exchanges Among Investment Options

Any redemption from an Investment Option that is part of an exchange among Investment Options will be effected as of the end of the Valuation Day in which we receive the request at our Service Center. Generally the purchase of Investment Option Units in other Investment Options with the proceeds of the redemption will occur at the same time. However, if your exchange involves (1) moving from an Investment Option that invests in an equity Fund that is in an illiquid position due to substantial redemptions or exchanges that require it to sell portfolio securities in order to make funds available, and (2) moving to an Investment Option that invests in a Fund that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, then there may be a delay in crediting the amount that is moving to the new Investment Option. The delay will last until the Investment Option from which the exchange is being made obtains liquidity, or for seven days, whichever is shorter. During this period, the amount to be transferred from the illiquid Investment Option will be uninvested.

Exchanges To and From the Fixed Account

There is no additional charge for exchanges to or from the Fixed Account, but you can make exchanges to and from the Fixed Account only with our consent. We may discontinue the availability of the Fixed Account for exchanges from the Investment Options or for premium payments at any time.

You may currently exchange amounts from the Investment Options to the Fixed Account as often as you want. However, for one year following your last exchange out of the Fixed Account, you may not (1) exchange any portion of your Policy Account Value from the Investment Options to the Fixed Account, or (2) allocate any portion of any premium payment to the Fixed Account. You may generally not allocate more than $100,000 (including transfers) to the Fixed Account during any one Contract Year.

The minimum dollar amount you may exchange from any Investment Option to the Fixed Account is $250, unless you have less than $250 in an Investment Option. Then you may exchange the entire amount from the Investment Option to the Fixed Account.

We will determine in our sole discretion the maximum amount that you can exchange from the Fixed Account. It will always be at least 25% of the amount you have in the Fixed Account or $1,000, whichever is greater. You may currently make one exchange out of the Fixed Account each Policy Year.

When you withdraw or exchange amounts out of the Fixed Account the amounts that have been credited to the Fixed Account for the shortest time are withdrawn first. At the end of the current renewal interest guarantee period, January 31, 2004, the amount that may be exchanged for the month of February will be set and will not be less than the minimums specified above. See "The Fixed Account," above.

DOLLAR COST AVERAGING

Dollar Cost Averaging allows you to make automatic monthly exchanges at no charge from either the Money Market Investment Option or the Investment Grade Bond Investment Option (the "Source Option"), but not both, to any of the other Investment Options you select (the "Destination Options"). Each month you must move at least $250 to each Destination Option then in effect. You may change your Source Option and your Destination Options at any time, by calling us or by sending written notice to our Service Center.

You may select any day of the month from the 1st to the 28th as the day your Dollar Cost Averaging transactions will take place each month. If the New York Stock Exchange is not open on the scheduled day in a particular month, the exchange will take place on the next day the New York Stock Exchange is open for trading.

If your balance in the Source Option on a transfer date is less than the amount to be transferred to the Destination Option(s), we will transfer all the money in the Source Option to the Destination Options proportionately, and your participation in the program will automatically terminate.

You may cancel Dollar Cost Averaging at any time by calling us or sending written notice to the Service Center.

You may not use Dollar Cost Averaging to transfer money to the Fixed Account. You cannot use Dollar Cost Averaging at the same time that you use Automatic Rebalancing, which is described immediately below. We reserve the right to modify or terminate Dollar Cost Averaging.

AUTOMATIC REBALANCING

You can use Automatic Rebalancing at no charge to help you maintain your specified allocation mix among the Investment Options. You direct us to readjust your allocations on a quarterly, semi-annual or annual basis to return to the allocations you select on the Automatic Rebalancing instruction form. You may not move money to or from the Fixed Account as part of any Automatic Rebalancing transaction.

You choose one day of the month from the 1st to the 28th for Automatic Rebalancing. If the New York Stock Exchange is not open on the scheduled day in a particular month, the Exchange will take place on the next day the New York Stock Exchange is open for trading.

Automatic Rebalancing will continue until you notify us to cancel it. We reserve the right to modify or terminate Automatic Rebalancing. You may not use Automatic Rebalancing at the same time you use Dollar Cost Averaging, which is described immediately above.

Please note that monthly Automatic Rebalancing may result in a short-term redemption fee imposed by certain of the Funds. For more details about this fee, including a list of the Funds that impose it, please see "Certain Portfolios Impose a Short-Term Redemption Fee," below.

CHARGES AND DEDUCTIONS

The Policy is subject to several types of charges and deductions, which will affect the Policy Account Value, Cash Surrender Value and the risk of lapse, and may affect the Death Benefit.

NO SALES OR SURRENDER CHARGES

We do not deduct a sales charge from premium payments, nor a surrender charge upon surrenders or Partial Withdrawals.

PREMIUM TAX CHARGE

We deduct a premium tax charge from each Premium payment to pay applicable state premium taxes, if any. We do not currently deduct any premium taxes assessed by municipalities or other governmental entities, but we have the contractual right to do so if we provide you with advance written notice. Premium taxes vary by jurisdiction, and change from time to time. State premium taxes currently range from 0% to [ 3.5 ]%. No premium tax charge is deducted in jurisdictions that impose no premium tax.

We credit the amount remaining after deduction of premium taxes (the "Net Premium") to your Policy Account Value according to your allocation instructions.

MONTHLY DEDUCTION

We make a deduction from the Policy Account Value on the Policy Issue Date and on the Policy Processing Day each month thereafter to compensate us for administrative expenses and for the Policy's insurance coverage. You may instruct us to take these deductions from the Money Market Investment Option (but not from the Fixed Account), or from all Investment Options and the Fixed Account on a pro rata basis, based on the proportion of the Cash Surrender Value then allocated to each Investment Option and to the Fixed Account as of each Policy Processing Day. You may change these instructions by giving written notice to us at our Service Center. If you do not provide us with written instructions, or if we cannot make a monthly deduction per your instructions, we will make the monthly deductions from the Investment Options and Fixed Account based on the proportion of the Cash Surrender Value then allocated to each Investment Option and to the Fixed Account as of each Policy Processing Day.

The monthly deduction has 3 components:

1) the monthly Cost of Insurance charge;

2) the monthly policy fee; and

3) charges for riders you select (as specified in the applicable riders).

Cost of Insurance

We assess a monthly Cost of Insurance charge to compensate us for providing the Death Benefit. Because this charge depends on a number of variables (issue age, sex, underwriting class, policy year and Face Amount), it varies from Policy to Policy and from Policy Processing Day to Policy Processing Day. Your Policy's specifications pages indicate the guaranteed maximum Cost of Insurance charge applicable to your Policy.

The Cost of Insurance charge is equal to the Net Amount at Risk for your Policy on the Policy Processing Day, times the applicable monthly Cost of Insurance rate.

Net Amount at Risk. The Net Amount at Risk is equal to the Death Benefit minus the Policy Account Value on each monthly Policy Processing Day, regardless of your choice of Death Benefit.

We calculate the Net Amount at Risk separately for the initial Face Amount and for any increases in Face Amount. If we approve an increase in your Policy's Face Amount, then a different underwriting class (and a different Cost of Insurance rate) may apply to the amount of the increase, based on each Insured's circumstances at the time of the increase. In order to determine the Net Amount at Risk for each coverage layer, we first calculate your Policy's total Net Amount at Risk. This total Net Amount at Risk includes any increase to the Death Benefit due to the requirements of your Policy's tax test. The total Net Amount at Risk is then allocated among the coverage layers, up to each coverage layer's face amount, in the reverse order in which the coverage layers were added to the policy. Any remaining Net Amount at Risk will be allocated to the initial face amount layer, even if that Net Amount at Risk is greater than the initial face amount.

Cost of Insurance Rates. We base the Cost of Insurance Rates on each Insured's Issue Age, sex (or unisex rate), underwriting class, number of full years the insurance has been in force and, for a Single Life Policy, the Face Amount. The actual monthly Cost of Insurance rates are based on, among other things, our expectations as to future mortality and expense experience. We may increase or decrease these rates from time to time, but the rates will never be greater than the guaranteed Cost of Insurance rates stated in your Policy. These guaranteed rates are based on: the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table, except that we may adjust the table rates in order to offer flat guaranteed rates during the first ten (10) Policy Years; and each Insured's age nearest birthday, sex, and smoker/nonsmoker status. For policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum Cost of Insurance charge depends only on each Insured's age nearest birthday, smoker/nonsmoker status, and a blend of the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table for females and males. Any change in the Cost of Insurance rates will be on a uniform basis for all Insureds of the same Issue Age, Face Amount band, sex, underwriting class, and number of full years insurance has been in force.

A Single Life Policy's Cost of Insurance rate also depends in part on the Face Amount. We have three different Cost of Insurance "bands" applicable to Face Amounts of: 1) under $500,000, 2) $500,000 to $999,999, and 3) $1million or above. Higher bands have lower Cost of Insurance rates. If you make a Partial Withdrawal that reduces your Single Life Policy's Face Amount into a different Cost of Insurance band (i.e. reduction from $1.1 million to $900,000) then we may change your Cost of Insurance rate to the appropriate rate for the new Face Amount.

Underwriting Class. When you apply for a policy, we will place each Insured in an underwriting class based on our underwriting process. We currently place Insureds into preferred classes, standard classes and non-standard classes with extra ratings, and smoker/nonsmoker status.

If all other factors are equal, the Cost of Insurance rates will be lower for preferred classes than standard classes, and lower for standard classes than nonstandard classes. A Nonsmoking Insured will generally incur lower Cost of Insurance rates than an Insured in the same underwriting class who is classified as a smoker. A child will be classified as standard smoker until age 18 and until the Insured provides satisfactory evidence of non-smoker status.

Monthly Policy Charge

The $5.00 monthly charge compensates us for some of our ordinary administrative expenses, such as record keeping, processing Death Benefit claims and Policy changes, preparing and mailing reports, and overhead costs. This charge will not be increased during the life of the policy.

Charges for Optional Riders

Riders offering supplemental benefits are also available under the Single Life Policy and the Survivorship Life Policy. See "Other Benefits," above. We deduct any monthly charges for these riders from the Cash Surrender Value as part of the Monthly Deduction. Rider charges are described in the Periodic Charges table for each Policy, above.

Changes in Face Amount

We do not charge a transaction fee for any increases or decreases in your Policy's Face Amount. However, increases in Face Amount will generally increase the Policy's Net Amount at Risk and the monthly Cost of Insurance charges. See "Changing the Face Amount," above.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Investment Option (but not the Fixed Account) to compensate us for certain mortality and expense risks we assume. The mortality risk is that Policy Insureds will live for a shorter time on average than we project, requiring us to make larger or earlier payments than we project. The expense risk is that our costs of issuing and administering the Policies will be greater than we can collect through other charges. We deduct a daily charge at an annual rate of 1.00% of the average daily net assets of the Variable Account during the first twenty (20) policy years. The mortality and expense risk charge rate will then be reduced to an annual rate of 0.40% of the average daily net assets of the Variable Account for all policies in their twenty-first year (21) and beyond. These rates are guaranteed not to increase.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge is more than the actual costs, the excess can be used to cover our administrative or distribution costs, or added to our surplus.

EXCHANGE CHARGE

We do not currently impose any charges when you exchange among Investment Options or the Fixed Account, but we reserve the right to impose a charge if you exchange on more than twelve days during a calendar year. We would deduct the exchange charge from the amount being exchanged.

Certain Funds Impose a Short-Term Redemption Fee

Seven Investment Options invest in Funds that impose a short-term redemption fee. Any short-term redemption fees that you pay are retained by the Funds, not by FILI, and are part of the Fund's assets. The seven Funds that impose this fee are: Consumer Industries Fund, Cyclical Industries Fund, Financial Services Fund, Health Care Fund, Natural Resources Fund, Technology Fund and Telecommunications & Utilities Growth Fund.

An Owner (or a person who succeeds to the Owner's rights after the Owner's death) who chooses to redeem an interest in an Investment Option that invests in a Fund that charges a redemption fee will be subject to a 1.00% fund short-term trading fee if and to the extent that the interest in the Investment Option has been held for less than 60 days. For this purpose, interests held longest will be treated as being redeemed first and interests held shortest as being redeemed last.

Redemption from a particular Investment Option occurs when you withdraw money from your Policy from that Investment Option or exchange from that Investment Option to another Investment Option. The fee will apply to all redemptions you request. The fee applies both to one-time transactions and to periodic transactions, such as redemptions made under Automatic Rebalancing and Dollar Cost Averaging programs. The fee will not apply to redemptions we make for the purpose of collecting the Monthly Deduction.

Here are two examples to help you understand the application of the fee.

Example 1: On Day One, you purchase 100 units of an Investment Option that invests in a Fund that imposes the redemption fee. On Day 58, you redeem 50 units from the Investment Option. The value of those 50 units at the time of exchange is $500.

The fee applies to the entire amount exchanged. The fee is $5 (1% of $500).

Example 2: On Day One, you purchase 100 units of an Investment Option that invests in a Fund that imposes the redemption fee. On Day 50 you purchase an additional 50 units of the same Investment Option. On Day 65 you redeem 125 units of that Investment Option at $10 each.

The first step is to determine which units are redeemed. Using the first in, first out rule, all 100 units purchased on Day One are redeemed, and 25 of the 50 units purchased on Day 50 are redeemed. The 100 units purchased on Day One are not subject to the redemption fee because they have been held for 60 days or longer, but the 25 units purchased on Day 50 are subject to the fee because they have been held for less than 60 days. The value of the units subject to the redemption fee is $250 (25 units at $10 per unit). The redemption fee is $2.50 (1% of $250).

FUND EXPENSES

The value of the net assets of each Investment Option reflects the management fees and other expenses incurred by the corresponding Fund in which the Investment Option invests. For more information on the fees and expenses, please refer to the Fund prospectuses and the "Funds' Annual Operating Expenses" table included in the summary of this prospectus.

REDUCTION IN CHARGES

The Policy is available for purchase by individuals, corporations and other entities. We may reduce or waive certain charges where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative, or other costs. We also may reduce or waive charges on Policies sold to employees, officers, directors or agents of FILI or its affiliates, and to their immediate family members. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the Owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of these individual Policies, and any other circumstances which FILI believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any Owners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SURRENDERS AND PARTIAL WITHDRAWALS

You may surrender your Policy at any time while the Insured is alive and the Policy is in force. We will send you the Cash Surrender Value less any required tax withholding and any outstanding charges. You must send written instructions to our Service Center to initiate a surrender, and we may require that you return your Policy. Your Policy will terminate once the surrender has been processed.

You may also make Partial Withdrawals of $500 or more from the Cash Surrender Value while the Insured is alive and the Policy is in force. You may not make a Partial Withdrawal that would reduce your Cash Surrender Value to less than $2,500.

If you do not specify where we should take the money for a Partial Withdrawal, we will take it proportionately from all the Investment Options and from the Fixed Account. If you request a Partial Withdrawal in an amount that is less than the total you have in all the Investment Options, you may choose the dollar amount or percentage to be withdrawn from each Investment Option, but you cannot take any portion of the Partial Withdrawal from the Fixed Account. If you request a Partial Withdrawal in an amount that is more than the total you have in all the Investment Options, you may instruct us to withdraw all the money you have in the Investment Options and the rest from the Fixed Account.

You may request Partial Withdrawals by sending us a letter or calling us at the Service Center. Withdrawals by telephone are limited as follows: (1) no withdrawal may be for more than $100,000; (2) total telephone withdrawals in a seven day period cannot total more than $100,000; and (3) if we have recorded an address change for a Policy Owner during the past 15 days, the limits in (1) and (2) become $10,000. We reserve the right to change telephone withdrawal requirements or limitations.

For jointly owned Policies, all checks will be made payable to both Owners. You may have the money transferred to your bank account, or to a Fidelity mutual fund or brokerage account. All Owners must also appear as owners of the bank account, mutual fund or brokerage account.

We will normally pay you the amount of any surrender or Partial Withdrawal, less any taxes withheld, any applicable Fund short-term redemption fee and any outstanding charges, within seven days after we receive the surrender or Partial Withdrawal request in good order at the Service Center. We may defer payment from the Investment Options under certain limited circumstances. We may defer payment from the Fixed Account for up to six months under any circumstances.

EFFECT OF SURRENDERS AND PARTIAL WITHDRAWALS

  A surrender will take effect and the Policy will terminate on the date we receive your request in good order at our Service Center.
  Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.
  A Partial Withdrawal reduces the Cash Surrender Value, and can affect the Face Amount, Death Benefit, and the Net Amount at Risk (which is used to calculate the Cost of Insurance charge).
  You may not make a Partial Withdrawal if, or to the extent that, the Partial Withdrawal would reduce the Face Amount below the minimum Face Amount we require in order to issue a Policy, generally $250,000 for a Single Life Policy and $500,000 for a Survivorship Life Policy. See "Purchasing a Policy," above.
  If Death Benefit Option A is in effect, we will reduce the Face Amount by the amount of the Partial Withdrawal. For purposes of determining the Cost of Insurance charge, any decrease will first be used to reduce the most recent increase in Face Amount, then the next most recent increases, and finally the initial Face Amount. However, if a decrease in Face Amount moves a Single Life Policy into a lower Cost of Insurance band, (for example, from $1.1 million to $900,000) then the Cost of Insurance Rate applied to that Policy's Net Amount at Risk may increase.
  If Death Benefit Option B is in effect, a Partial Withdrawal will not affect the Face Amount, but the Death Benefit will be reduced in the same amount as the Policy Account Value.
  We reserve the right to reject a request for a Partial Withdrawal if, in our opinion, the requested Partial Withdrawal may cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. In such a situation, you may reduce the amount of the Partial Withdrawal or request a surrender.
  Partial Withdrawals may increase your risk of lapse. Both surrenders and Partial Withdrawals may have unfavorable tax consequences. You should consult a tax adviser before making a Surrender or Partial Withdrawal. See "Policy Lapse and Reinstatement" and "Federal Tax Considerations".

POSTPONEMENT OF PAYMENT

We will generally pay any requested Partial Withdrawal or Surrender within seven days after we receive the request. We may, however, delay payment if (a) the disposal or valuation of the assets in an Investment Option is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (b) the SEC by order permits the postponement of payment to protect our Policy Owners.

In addition, we reserve the right to delay payment of any Partial Withdrawal or Surrender from the Fixed Account for not more than six months. If payment from the Fixed Account is delayed more than 30 days, we will credit interest from the date of the withdrawal request at a rate not less than 1.5% per year compounded annually or, if greater, the rate required by applicable law.

SIGNATURE GUARANTEE

A signature guarantee is designed to protect you and us from fraud. You must provide us with a signature guarantee before we will send money under any of the following circumstances:

1. Your Policy ownership registration has changed within the last 30 days.

2. The requested amount is more than $100,000.

3. The check is requested to be mailed to a different address than the address of record for your Policy.

4. The check is to be made payable to someone other than the Owner(s).

5. We have recorded a change of address for the Policy in the past 15 days and the request is for $10,000 or more.

6. Money is to be transferred to or from a Fidelity account with a different registration than the Policy.

7. In any other circumstances where we deem it necessary for your protection.

You should be able to obtain a signature guarantee from a bank, broker/dealer (including Fidelity Brokerage Services), credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee.

LOANS

After the first Policy Year, and while the Insured is alive and the Policy is in force, you may submit a request to borrow money from us using the Policy as the only collateral for the loan. We normally pay you the loan proceeds within seven (7) days after we receive a loan request. We may postpone payment of loans under certain conditions. See "Policy Lapse and Reinstatement".

  The minimum loan you may take is $500.
  The maximum loan you may take is up to 90% of your Policy Account Value.
  If you have a Policy loan outstanding, you may take an additional loan so long as the total of all your Policy loans does not exceed 90% of the Policy Account Value, including outstanding Policy Loan indebtedness.
  If you have another life insurance policy with an outstanding loan and wish to transfer that policy's proceeds into this Policy under section 1035 of the Internal Revenue Code, we may permit you to carry over the loan balance even during the first Policy Year. You may not, however, request any new loan proceeds during the first Policy Year.

LOAN BALANCE AND LOAN COLLATERAL ACCOUNT

After your loan application is approved, we will take three steps as of the close of business on the next Valuation Day:

  We will send you the initial loan amount requested from our General Account
  We will set up an account to record the amount you owe, the "Loan Balance." Initially, of course, the Loan Balance is equal to the initial loan amount we have sent you.
  Finally, to secure the loan, we will transfer an amount equal to the initial Loan Balance out of your Investment Options and Fixed Account and into a Loan Collateral Account that we hold as collateral. You may specify that we redeem this amount from specific Investment Options. Otherwise, we will transfer the loan amount on a pro rata basis from all of your Investment Options and the Fixed Account based on the proportion of the Cash Surrender Value then allocated to each Investment Option and to the Fixed Account on the date of the transaction. These amounts will remain in the Loan Collateral Account until you repay the loan.

The amounts held in the Loan Collateral Account are part of your Policy Account Value. While you have an outstanding Loan Balance, the Cash Surrender Value will be the Policy Account Value (including the Loan Collateral Account balance) less the Loan Balance and any unpaid charges due.

As long as the loan is outstanding, we will continue to hold an amount as collateral for the loan in the Loan Collateral Account. This amount is not affected by the investment performance of the Investment Options and will not be credited with the interest rates accruing on the Fixed Account. Amounts held in the Loan Collateral Account will accrue loan interest and affect the Policy Account Value, even after the loan is repaid, because these amounts will miss the opportunity to participate in the investment performance of the Investment Options while the loan is outstanding.

INTEREST PROCESSING

We charge you interest at a six per cent (6%) annual rate on your Loan Balance. This rate will not be adjusted. Interest will be accrued and compounded (that is, become part of the Loan Balance) on each monthly Policy Processing Day.

Amounts in the Loan Collateral Account earn interest at an annual rate guaranteed not to be lower than four per cent (4%) before the tenth (10th) Policy anniversary, and 5.75% thereafter. Loan interest is credited to the Loan Collateral Account on each monthly Policy Processing Day.

Loan interest capitalizes annually on the Policy Anniversary date. Two things happen simultaneously on that day. First, the interest we have credited on the Loan Collateral Account is exchanged into the Investment Options and the Fixed Account in accordance with your then-current premium allocation instructions. Second, we transfer an amount equal to the interest accrued upon your Loan Balance since the last Policy Anniversary from your Cash Surrender Value to the Loan Collateral Account. We will obtain this amount by making redemptions from the Money Market Investment Option, or on a pro-rata basis from your balances in all Investment Options and the Fixed Account, based on your then-current Monthly Deduction instructions. (See "Monthly Deduction.") We will send a capitalized loan interest billing reflecting these transactions as of the Policy Anniversary.

REPAYMENT

You may repay all or part of your indebtedness at any time while the Insured is alive and the Policy is in force. Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the Loan Balance) from the Loan Collateral Account back to the Investment Options and/or Fixed Account according to your then-current new premium allocation instructions. We will treat any repayment in excess of the Loan Balance as a premium payment..

While your loan is outstanding, we will credit payments we receive as premium payments or loan repayments in accordance with your written instructions. If we do not receive written instructions, we will assume that any payments you make are premium payments.

Making premium payments while a loan is outstanding will increase your short-term costs of owning a Policy. Loan repayments, unlike premium payments, are not subject to premium taxes and will reduce net interest charges. Accordingly, while you have a loan outstanding, you should provide written instructions about whether you want us to treat each payment as a loan repayment or a premium payment.

EFFECT OF LOANS ON POLICY ACCOUNT VALUES AND INSURANCE PROCEEDS

  The amount of the Loan Balance, including unpaid principal and any accrued and unpaid interest, reduces the Cash Surrender Value and the Insurance Proceeds payable on the Insured's death.
  Amounts transferred as collateral to our Loan Collateral Account do not participate in the investment performance of the Investment Options, or earn Fixed Account interest, as long as the loan is outstanding. Moreover, the interest we charge on your Loan Balance is greater than the interest earned on the Loan Collateral Account. This may limit your opportunity for asset growth over the long term.
  If your indebtedness causes the Cash Surrender Value on a Policy Processing Day to be less than the monthly deduction due, and the 10-Year No-Lapse Guarantee no longer applies, your Policy will go into Default and enter a Grace Period. See "Policy Lapse and Reinstatement". If the Default is not remedied before the end of the Grace Period, the Policy will lapse and we will repossess the collateral held in the Loan Collateral Account and use it to reduce or eliminate the Loan Balance.
  Repaying a loan causes the Insurance Proceeds and the Cash Surrender Value to increase by the amount of the repayment.
  Policy loans may increase your risk of lapse and may have unfavorable tax consequences. You should consult a tax adviser before taking a policy loan. See "Policy Lapse and Reinstatement" and "Federal Tax Considerations".

POLICY LAPSE AND REINSTATEMENT

A Policy will go into Default if, on a monthly Policy Processing Day, the Cash Surrender Value is insufficient to pay the amount of the monthly deduction and the 10-Year No-Lapse Guarantee no longer applies to the Policy. Therefore, a Policy could lapse eventually if its Cash Surrender Value is not sufficient to cover Policy charges.

We will notify you in writing of any Default and will allow you a Grace Period of 61 days from the date of the written notice, in which you may make a premium payment sufficient to bring the Policy out of Default. The required payment will be three (3) months' Monthly Deductions.

If we do not receive the required payment by the end of the Grace Period, the Policy will lapse: that is, terminate with no value. If there is a Policy Loan, we will repossess the collateral held in the Loan Collateral Account and use it to reduce or eliminate the Loan Balance. In addition, a Policy lapse may have unfavorable tax consequences. See "Federal Tax Considerations".

DEATH DURING GRACE PERIOD

If the Insured under a Single Life Policy, or the last surviving Insured under a Survivorship Life Policy, should die during the Grace Period, the Cash Surrender Value used in the calculation of the Death Benefit will be the Cash Surrender Value as of the Policy Processing Day on which the Policy went into Default. We will then reduce the Insurance Proceeds by the outstanding monthly charges due at the time we receive proof of death.

10 YEAR NO-LAPSE GUARANTEE

As long as your policy satisfies the No-Lapse Guarantee Cumulative Premium Test, we guarantee that the Policy will not go into Default during the first ten (10) Policy Years, even if adverse investment experience or other factors should cause the Cash Surrender Value to fall to zero or below. The 10-Year No-Lapse Guarantee applies to all underwriting classes. After the 10th Policy anniversary, this guarantee no longer applies. If you make a material change to your Policy, such as an increase or decrease in the Face Amount, the premium payments necessary to maintain this Guarantee may increase or decrease.

Because this guarantee prevents lapse, it is possible for your Cash Surrender Value to decline below zero. In this case, unless you repay the negative balance before the end of the 10th Policy Year, your policy will lapse after the end of the 10th Policy Year.

No-Lapse Guarantee Cumulative Premium Test. At the time you purchase your policy, we will provide you with a Planned Premium Payment Schedule. The No-Lapse Guarantee Cumulative Premium Test is satisfied if, on each monthly Policy Processing Day, the sum of all premiums paid to date, less any loans and withdrawals taken and any charges or interest then due, is equal to or exceeds the sum of the payments under the Planned Premium Payment Schedule from the Policy Date to the date of the test. If you fail the Cumulative Premium Test, you will not be able to reinstate this guarantee.

Important: We do NOT monitor or report on the status of your 10-Year No-Lapse Guarantee. If your Policy fails the No-Lapse Guarantee Cumulative Premium Test at any time, we will NOT notify you, the guarantee will no longer apply and there is no way to reinstate the guarantee. .

POLICY REINSTATEMENT

An Owner may, by making a written request, reinstate a Policy which has terminated after going into Default at any time within the three-year period following the date of termination subject to the following conditions:

  evidence of the Insured's insurability, satisfactory to us, is provided to us; and
  a payment equal to the amount that was required to bring the Policy out of Default immediately prior to termination, plus an amount equal to the applicable Monthly Deduction for the next three (3) months, must be paid to us.

If reinstatement is approved, the effective date of reinstatement will be the later of the date we approve the Owner's request or the date we receive the required payment at our Service Center. The Cash Surrender Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Cash Surrender Value on the date the Policy terminated.

A reinstated Policy:

  Has the same Policy Issue Date as the Policy when originally issued;
  May have higher Cost of Insurance Rates if the Insured is in a different Underwriting Class and/or a different age group at the time of reinstatement;
  Will NOT have a No-Lapse Guarantee;
  Reflects the reduction or elimination of any previous Policy Loans due to the previous Lapse.

TAX CONSIDERATIONS

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based on FILI's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the IRS.

Tax Status of the Policy

To qualify as a life insurance contract for federal income tax purposes, the Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code. The manner in which Section 7702 should be applied to certain features of the Policy offered in this prospectus is not directly addressed by Section 7702 or any guidance issued to date under Section 7702. Nevertheless, FILI believes that the Policy will meet the Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section 7702, however, there is necessarily some uncertainty as to whether a Policy will meet the statutory life insurance contract definition. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such contract would not provide most of the tax advantages normally provided by a life insurance contract.

If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps that are appropriate and reasonable to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each subaccount of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code (discussed above). The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed in Treas. Reg. § 1.817-5, which affect how the Funds' assets are to be invested. FILI believes that the Separate Account will thus meet the diversification requirement, and FILI will monitor continued compliance with this requirement.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is considered the owner of separate account assets, income and gain from the assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular subaccounts without being treated as owners of the underlying shares. No such regulations or revenue rulings have been issued to date. It is possible that when regulations or rulings are issued, the Policies may need to be modified to comply with them.

IRC Qualification

For a Policy to be treated as a life insurance contract under the Internal Revenue Code, it must pass one of two tests - a cash value accumulation test or a guideline premium/cash value corridor test. At the time of issuance of the Policy, you choose which test you want to be applied. It may not be changed thereafter.

  Cash Value Accumulation Test (CVAT) - Under the terms of the Policy, the Policy Account Value may not at any time exceed the net single premium cost (at any such time) for the benefits promised under the Policy. If the Insured is 66 years old or more, the CVAT will automatically apply.
  Guideline Premium Test (GPT) - The Policy must at all times satisfy a guideline premium requirement and a cash value corridor requirement. Under the guideline premium requirement, the sum of the Premiums paid under the Policy may not at any time exceed the greater of the guideline single premium or the sum of the guideline level premiums, for the benefits promised under the Policy. Under the cash value corridor requirement, the Death Benefit at any time must be equal to or greater than the applicable percentage of Policy Account Value specified in the Code.

The CVAT does not limit the amount of Premiums that may be paid under the Policy. If you desire to pay Premiums in excess of those permitted under the GPT, you should consider electing to have your Policy qualify under the CVAT. However, any Premium that would increase the Net Amount at Risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum Death Benefit due to growth in the Policy Account Value will generally be greater under the CVAT than under the GPT.

The GPT limits the amount of Premium that may be paid under the Policy. If you do not desire to pay Premiums in excess of those permitted under GPT limitations, you should consider electing to have your Policy qualify under the GPT.

The following discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

We believe that the Insurance Proceeds under the Policy will be excludable from the gross income of the Beneficiary and that you will not be taxed on increases in the Policy's Account Value during the life of the Insured, or in the case of Survivorship Life Policy, the life of the second of the two Insureds.

Modified Endowment Contracts

The Internal Revenue Code establishes a class of life insurance contracts designated as "modified endowment contracts" ("MECs"), which applies to Policies entered into or materially changed after June 20, 1988.

Due to the Policy's flexibility, classification as a MEC will depend on the individual circumstances of each Policy. In general, a Policy will be a MEC if the accumulated Premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a MEC after a material change generally depends upon the relationship of the Death Benefit and Policy Account Value at the time of such change and the additional Premiums paid in the seven years following the material change. At the time a Premium is credited which would, in our opinion, cause the Policy to become a MEC, we will notify you that unless a refund of the excess Premium (with interest) is requested, your Policy will become a MEC. You will have 30 days after receiving such notification to request the refund.

All policies that we issue to the same owner during any calendar year, which are treated as MECs, are treated as one MEC for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

The rules relating to whether a Policy will be treated as a MEC are complex and make it impracticable to adequately describe in the limited confines of this summary. Therefore, you may wish to consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be treated as a MEC.

Distributions from Policies Classified as Modified Endowment Contracts

Policies classified as a MEC will be subject to the following tax rules. First, all distributions, including distributions upon surrender and partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the owner attains age 59 ½, is attributable to the owner's becoming totally and permanently disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's Beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts

Distributions from a Policy that is not a MEC, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a MEC are subject to the 10 percent additional tax.

Policy Loan Interest

Generally, personal interest paid on a loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual will generally not be tax deductible. The deduction of interest on Policy loans may also be subject to the restrictions of Section 264 of the Code. An owner should consult a tax adviser before deducting any interest paid in respect of a Policy loan.

Investment in the Policy

Investment in the Policy means: (i) the aggregate amount of any Premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the owner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a MEC to the extent that such amount is included in the gross income of the owner.

Other Tax Considerations

The tax consequences of continuing the Policy after Maturity are not clear. Consult your tax adviser if you intend to do so.

The transfer or assignment of the Policy or the designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation of the owner, may have generation skipping transfer tax considerations under Section 2601 of the Code.

The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state and local transfer taxes may be imposed. Consult with your tax adviser for specific information in connection with these taxes.

LEGAL PROCEEDINGS

No litigation is pending that would a material effect on us or the Variable Account.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Variable Account appear in the Statement of Additional Information.

GLOSSARY

10-Year No-Lapse Guarantee: A guarantee by us that, if on each Policy Processing Day the sum of your total premium payments, less any loans, Partial Withdrawals and interest or charges due, is at least the total of all payments then due according to your Planned Premium Payment Schedule, the Policy will not Lapse during the first ten (10) years after issue.

Application: A form or set of forms that must be completed and signed by a prospective Policy Owner and each Insured before we can issue a Policy.

Beneficiary: The person or persons to whom Insurance Proceeds are paid.

Cash Surrender Value: The Policy Account Value (the total value of your accounts in the Investment Options, in the Fixed Account, and the Loan Collateral Account), less any loan balances or charges due.

Cash Value Accumulation Test One of two tests prescribed in section 7702 of the Internal Revenue Code that define whether an insurance contract qualifies to be treated as a life insurance policy for federal tax purposes. Both this test and the Guideline Premium Test establish requirements for how much the Death Benefit amount must exceed the Policy Account Value through the life of the Policy. See the SAI and your contract for more information.

Conditional Receipt: A receipt evidencing our receipt of a premium payment before we issue a Single Life Policy. A Conditional Receipt is not an insurance policy.

Cost of Insurance: A monthly charge we assess to compensate us for underwriting the Death Benefit. It is the product of your Policy's Cost of Insurance Rate times its Net Amount at Risk on your Policy's monthly Policy Processing Day. It varies from Policy to Policy and from month to month. Your Policy's specifications page indicates the guaranteed Cost of Insurance charge applicable to your Policy.

Cost of Insurance Rate: This rate is used to calculate the monthly Cost of Insurance charge. It depends on a number of factors that are unique to your Policy, including each Insured's issue age, sex and underwriting class, as well as the Policy Year and, for a Single Life Policies, the Face Amount.

Death Benefit: The gross amount, before deduction of Loan Balances and outstanding charges, that we agree to pay the Beneficiary upon receipt of proof of the death of the Insured. The Death Benefit is based upon your choice of Death Benefit Option A or B, your choice of Face Amount and in some cases on the Policy Account Value and choice of tax test.

Default: A Policy goes into Default if its Cash Surrender Value is too low to pay the Monthly Deduction amount and if the 10-Year No-Lapse Guarantee no longer applies. Following a Default, the Policy Owner has a 61-day Grace Period in which to make a Premium Payment sufficient to cure the Default.

EFT: Electronic Funds Transfer. You can make premium payments by authorizing us to automatically deduct a specified amount monthly your bank account.

Exchange: A transaction in which amounts allocated to one Investment Option or the Fixed Account are redeemed and invested in a different Investment Option or the Fixed Account, at the Policy Owner's request.

Extended Maturity: The period after the Policy Anniversary nearest the Insured's 100th birthday for a Single Life Policy, and after the Policy Anniversary nearest the 100th anniversary of the younger Insured's date of birth, even if the younger Insured is not the surviving Insured, for a Survivorship Life Policy. During Extended Maturity, the Death Benefit is changed to equal the Policy Account Value and we do not assess Cost of Insurance charges after Maturity.

Face Amount: The dollar amount of insurance selected by the Owner. The Face Amount is a factor in determining the Death Benefit and certain charges.

FILI ("we"): Fidelity Investments Life Insurance Company, the issuer of the Policy.

Fixed Account: A part of our general account, to which you can allocate premium. Amounts allocated to the Fixed Account do not fluctuate in value, and earn interest at rates that we declare from time to time. We guarantee that the declared rate will always be at least 1.5% or any higher rate required by state law.

Free Look Period: The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Service Center and receive a refund. The length of the free look period varies by state.

Fund: A mutual fund in which an Investment Option invests. The Funds are named in this prospectus and described in detail in the accompanying Fund prospectuses.

Grace Period: A 61-day period after a Policy first goes into Default, after which the Policy will lapse if the owner does not make a premium payment sufficient to cure the Default.

Guideline Premium Test: One of two tests prescribed in section 7702 of the Internal Revenue Code that define whether an insurance contract qualifies to be treated as a life insurance policy for federal tax purposes. This test defines a limit on the premiums you can pay into your contract. Both this test and the Cash Value Accumulation Test establish requirements for how much the Death Benefit amount must exceed the Policy Account Value through the life of the Policy. See the SAI and your Policy for more information.

Home Office: Fidelity Investments Life Insurance Company, 82 Devonshire Street, Boston, MA 02109. For information or transactions regarding your Policy, please contact our Service Center.

Insurance Proceeds: The amount we pay to the Beneficiary after we receive satisfactory proof of death of the Insured on a Single Life Policy or both Insureds on a Survivorship Life Policy. It is calculated as the Death Benefit, less any Loan Balance, unpaid monthly deductions and any payment made under the Terminal Illness Benefit, including any accrued but unpaid interest. Any Rider benefits will be determined and paid in accordance with the terms of the applicable Rider.

Insured: A person whose life is insured by the Policy. In the case of a Single Life Policy, there will be only one Insured. In the case of a Survivorship Life Policy, there will be two Insureds and the Insurance Proceeds will be paid only upon the death of the second Insured to die.

Internal Revenue Code: The U.S. Internal Revenue Code of 1986, as amended.

Investment Option: A subaccount of our Variable Account, which invests all of its net assets in a specific Fund. You may allocate premium payments into one or more Investment Options, and the value of the amount allocated will change daily with the Fund's investment performance.

Issue Age: The Insured's age on the Insured's birthday nearest the Policy Issue Date.

Lapse: The termination of a Policy without value. If a Policy goes into Default, because the Cash Surrender Value is too low to cover monthly charges and the 10-Year No-Lapse Guarantee no longer applies, it will Lapse at the end of a 61 day Grace Period unless the Policy Owner makes a minimum premium payment. You may reinstate a lapsed Policy, subject to certain conditions.

Loan Balance: The principal and accrued interest due under all Policy loans you have taken, as reflected on our records.

Loan Collateral Account: The account to which we transfer collateral for a policy loan from the Investment Options and/or the Fixed Account.

MEC: A modified endowment contract, as defined under the Internal Revenue Code.

Minimum Initial Premium: The minimum premium payment needed in order for us to issue a Policy. It will normally be at least one Planned Premium Payment for Policies with annual or semiannual payment schedules , or two months of Planned Premium Payments for Policies with monthly schedules with payments by electronic funds transfer.

Monthly Deduction: The amount we deduct from the Cash Surrender Value on each monthly Policy Processing Day. The monthly deduction includes the Cost of Insurance charge, the monthly policy fee, and charges for any riders.

Net Amount at Risk: The Death Benefit minus the Policy Account Value. This figure measures the insurance risk we bear, and is the basis for the Cost of Insurance charge.

Net Premium: The remaining premium payment amount after we deduct state or local premium taxes.

No-Lapse Guarantee: See "10-Year No-Lapse Guarantee," above.

Partial Withdrawal: A Policy Owner's withdrawal of a portion of the Cash Surrender Value.

Planned Premium Payment Schedule: A schedule for premium payments included in your Policy form. The Policy Owner is not required to make payments according to this plan to keep the Policy in force. However, a failure to make payments under the plan will result in the loss of the 10-Year No-Lapse Guarantee.

Policy Account Value: The total value of your accounts in the Investment Options, in the Fixed Account, and the Loan Collateral Account. Policy Account Value is the starting point for calculating important values under the Policy, including the Death Benefit and Cash Surrender Value.

Policy Anniversary: The same day and month as the Policy Issue Date in each later year.

Policy Issue Date: The date we issue your Policy. It will be stated in your Policy.

Policy Processing Day: The day of each month when we deduct monthly charges from the Cash Surrender Value. It is the same day of every month as the Policy Anniversary date.

Policy Owner ("you"): The person who holds the rights and duties under the insurance policy, including the right to designate the beneficiaries and choose the Death Benefit and riders, and the responsibility to make premium payments. The Policy Owner is the person with whom we, the insurance company, make the contract of insurance. The Insured is the Policy Owner of a Single Life Policy, and the Insureds are the joint owners of a Survivorship Life Policy, unless the Application specifies a different person or persons as the Policy Owner. The Policy may be jointly owned by a married couple, or by two unmarried individuals where required by state law; joint owners may jointly exercise the same rights as an individual owner, and will also be referred to as the "Policy Owner" or "you."

Policy Year: A year that starts on the Policy Issue Date or on a Policy Anniversary.

Premiums: Payments by the Policy Owner to us in order to fund the Policy Account Value.

Premium Tax: A tax assessed by many state and local governments upon life insurance premiums.

Rider: An extra benefit that you can choose to add to the Policy, generally for an additional cost. Each Rider has its own form, that describes its terms, conditions and benefits. If you purchase a Rider, the Rider form will be attached to your Policy.

SEC: The United States Securities and Exchange Commission.

Service Center: The office where we process Policy-related transactions, [ADDRESS TO BE SUPPLIED]

Single Life Policy: The Fidelity Lifetime Reservessm Flexible Premium Variable Universal Life Policy offered by this prospectus.

Surrender: Termination of the Policy at the Policy Owner's request, with the then-current Cash Surrender Value paid to the Policy Owner.

Survivorship Life Policy: The Fidelity Lifetime Reservessm Flexible Premium Survivorship Variable Universal Life Policy offered by this prospectus.

Terminal Illness Benefit: An additional benefit of the Single Life Policy that permits you to claim a portion of the Insurance Proceeds in the event of the Insured's terminal illness as defined in the Policy. This Benefit comes with the Single Life Policy for no additional charge.

Underwriting Class: The risk classification we assign to the Insured, based on the Application form and a medical exam. The Underwriting Class is a principal factor in determining the Cost of Insurance Rate.

Valuation Day: Any day on which the Funds and Investment Options are priced, generally each day the New York Stock Exchange is open for trading.

Variable Account: Fidelity Investments Variable Life Account I. The Variable Account holds all assets allocated by Policy Owners to the Investment Options, and is maintained separately from our General Account.

You: The owner of the Policy. See "Policy Owner," above.

The Statement of Additional Information (SAI) includes additional information about the Variable Account. To request a free copy of the SAI, personalized Policy illustrations, other information about the Policies, or to make Policy Owner inquiries, please call toll-free [TO BE SUPPLIED] or [e-mail us at TO BE SUPPLIED].

In addition, information about the Variable Account, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about the Variable Account are available on the SEC's internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street NW, Washington DC 20549-0102.

Investment Company Act of 1940 File no. 811-5258
FLR-pro-0203
[need to request item number]

PART B

INFORMATION REQUIRED IN A STATEMENT

OF ADDITIONAL INFORMATION

FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
(Depositor)

FIDELITY INVESTMENTS VARIABLE LIFE ACCOUNT I
(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

_________, 2003

This Statement of Additional Information ("SAI") supplements the information found in the current prospectus for the variable universal life contract ("Contract") offered by Fidelity Investments Life Insurance Company through its Variable Life Account I (the "Variable Account"). You may obtain a copy of the Prospectus dated ____, without charge by calling #____, or by accessing the SEC internet website at (http://www.sec.gov).

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ TOGETHER WITH THE PROSPECTUS FOR THE CONTRACT.

Table of Contents
	SAI	Prospectus
General Information and History
Services
[Premiums]
Additional Information About the Operation of the Contracts and the Registrant
Death Benefit Payments Options
Underwriters
[Additional Information About Charges]
[Lapse and Reinstatement]
[Loans]
Financial Statements
Performance Data
Illustrations

FLR-ptb-0203

[Item No.]

FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

FILI is a stock life insurance company organized in 1981 and existing under the laws of the State of Utah. FILI and its subsidiary issue life insurance and annuity products nationwide. FILI is part of Fidelity Investments, a group of companies that provides a variety of financial services and products. FILI is a wholly-owned subsidiary of FMR Corp., the parent company of the Fidelity Investments companies. Edward C. Johnson 3d, the Johnson family members, and various key employees of FMR Corp. own the voting common stock of FMR Corp. FILI's financial statements appear in the Statement of Additional Information. Our principal executive offices are located at 82 Devonshire Street, Boston, Massachusetts 02109.

THE VARIABLE ACCOUNT

Fidelity Investments Life Account I ("Variable Account") is a separate investment account of FILI, and was established on July 22, 1987. It is used to support the variable universal life policy described herein. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

SERVICES

Other Service Providers

PriceWaterhouseCoopers is the Variable Account's independent public accountant. Its business office is located at _____ Street, Boston, Massachusetts 02110.

The assets of the Variable Account are held by FILI. The assets of the Variable Account are held apart from our general account assets and any other separate accounts we may establish. We maintain records of all purchases and redemptions of the shares of the Funds held by the variable Subaccounts. We maintain fidelity bond coverage for the acts of our officers and employees.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE CONTRACTS AND THE REGISTRANT

[Incidental Benefits - place holder]

[Surrender and Withdrawal - place holder]

UNDERWRITERS

Fidelity Brokerage Services LLC ("FBS") and Fidelity Insurance Agency, Inc. ("FIA") distribute the Contracts through a continuous offering. FBS is the principal underwriter. Both FBS and FIA are affiliates of us and of FMR Corp., our parent company. Fidelity Distributors Corporation ("FDC") is the distributor of the Fidelity family of funds, including the Fidelity Funds. The principal business address of FBS and FDC is 82 Devonshire Street, Boston, Massachusetts 02109.

We pay FIA first year sales compensation of not more than __% of Purchase Payments received in the first Contract Year. We also pay FIA renewal sales compensation in later years based on Contract Values and the persistency of the Contracts. Our renewal sales compensation payments for a Contract for a year will be no more than __% of the Contract Value at the end of the year.

ADDITIONAL INFORMATION ABOUT CHARGES

[Place Holder]

LAPSE AND REINSTATEMENT

[Place Holder]

LOANS

[Place Holder]

FINANCIAL STATEMENTS
The Variable Account (To be supplemented)

Report of Independent Auditors
Statement of Assets and Liabilities as of December 31, 2002
Statement of Operations for the year ended December 31, 2002
Statement of Changes in Net Assets as of December 31, 2002 and 2001

Notes to Financial Statement

FILI's (To be supplemented)

Reports of Independent Auditors
Statutory Statements of Financial position as of December 31, 2002 and 2001
Statutory Statements of Income for the years ended December 31, 2002 and 20001
Statutory Statements of Changes in Policyholders' Contingency Reserves for the years ended December 31, 2002, 2001, and 2000
Statutory Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000
Notes to Statutory Financial Statements

PERFORMANCE DATA

From time to time, we may report historical performance for the divisions of the Separate Account available under this policy or for the underlying mutual funds ("Funds") in which the Investment Options ("Investment Options") invest. The investment performance figures are calculated using the actual historical performance of the Funds. The performance will include periods before the policy was available for sale. The performance returns in these reports will reflect deductions for management fees and all other operating expenses of the Funds, and any Investment Option performance figures will also reflect an annual deduction for the Mortality and Expense Risk Charge. The returns will not reflect any deductions from premiums, monthly charges assessed against the account value of the policies, or other policy charges, which, if deducted, would reduce the returns.

The following table(s) show average annual total return rates for the Funds and for the Investment Options for the period ended December 31, 2002.

FUND NAME	INCEPTION DATE	ONE YEAR	FIVE YEARS	TEN YEARS/ LIFE OF FUND
Fidelity
Asset Manager
Asset Manager: Growth
Balanced
Contrafund®
Equity-Income
Growth
Growth & Income
Growth Opportunities
High Income
Index 500
Investment Grade Bond
Mid Cap
Money Market
Overseas
Consumer Industries
Cyclical Industries
Financial Services
Health Care
Natural Resources
Technology
Telecommunications & Utilities
Morgan Stanley
Emerging Markets Debt
Emerging Markets Equity
Global Value Equity
International Magnum
PBHG
Growth II
Select 20
Select Value
Small Cap*
Technology & Communications
Strong
Mid Cap Growth Fund II
Opportunity Fund II
Credit Suisse
Global Post-Venture Capital
International Focus
Small Cap Growth

* Formerly known as PBHG Small Cap Value.

The following table(s) show average annual total return rates for the Funds and for the Funds for the period ended December 31, 2002.

FUND NAME	INCEPTION DATE	ONE YEAR	FIVE YEARS	TEN YEARS/ LIFE OF FUND
Fidelity
Asset Manager
Asset Manager: Growth
Balanced
Contrafund®
Equity-Income
Growth
Growth & Income
Growth Opportunities
High Income
Index 500
Investment Grade Bond
Mid Cap
Money Market
Overseas
Consumer Industries
Cyclical Industries
Financial Services
Health Care
Natural Resources
Technology
Telecommunications & Utilities
Morgan Stanley
Emerging Markets Debt
Emerging Markets Equity
Global Value Equity
International Magnum
PBHG
Growth II
Select 20
Select Value
Small Cap
Technology & Communications
Strong
Mid Cap Growth Fund II
Opportunity Fund II
Credit Suisse
Global Post-Venture Capital
International Focus
Small Cap Growth

ILLUSTRATIONS

Item 27. Exhibits

a) Resolution of Board of Directors of Fidelity Investments Life Insurance Company ("FILI") establishing the Separate Account, is incorporated by reference to the initial Registration Statement of the Separate Account (Registration No. 33-24400) Post-Effective Amendment No. 11.

b) Not Applicable

c) To Be Provided

d) To Be Provided

e) Certification of Incorporation and By-laws:

(1) Articles of Domestication of FILI, are incorporated herein by reference to the initial Registration Statement of the Separate Account (Registration No.33-24400)Post-Effective Amendment No. 11.

(2) Amended Bylaws of FILI, are incorporate herein by reference to the initial Registration Statement of the Separate Account (Registration No.33-24400) Post-Effective Amendment No. 11.

f) To Be Provided

g) To Be Provided

h) To Be Provided

i) To Be Provided

j) To Be Provided

k) Not Applicable

l) Not Applicable

m) To Be Provided

n) To Be Provided

o) Not Applicable

p) To Be Provided

Item 28. Directors and Officers of Depositor

Directors of Fidelity Investments Life Insurance Company

Edward C. Johnson 3d	Director
James C. Curvey	Director
Stephen P. Jonas	Director
Robert Lawrence	Director
John J. Remondi	Director
Rodney R. Rohda	Director
Melanie A. Calzetti-Spahr	Director
Richard A. Spillane, Jr.	Director
David C. Weinstein	Director

Executive Officers who are not Directors

Farrell J. Dolan	Executive Vice President, Marketing
Joseph L. Kurtzer Jr.	Sr. Vice President, Client Services Operations & Finance
Joseph F. Hope III	Treasurer
David J. Pearlman	Vice President, Senior Legal Counsel, and Secretary
Edward F. McHugh Jr.	Sr. Vice President, Strategic Services
Tai S. Bright	Executive Vice President Sales & Relationship Management
Bret L. Benham	Sr. Vice President, Life Insurance
William J. Johnson Jr.	Actuary and Appointed Actuary, and Senior Vice President

The principal address of all persons listed in item 28 is 82 Devonshire Street, Boston, Massachusetts, 02109.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant.

Information requested is incorporated herein by reference as Exhibit 26 of the original registration statement filed with the Commission on August 17, 1991 (Registration No. 33-42376) on behalf of Empire Fidelity Investments Life Variable Annuity Account A.

Item 30. Indemnification.

FMR Corp. and its subsidiaries own a directors' and officers' liability reimbursement contract (the "Policies"), issued by National Union Fire Insurance Company, that provides coverage for "Loss" (as defined in the Policies) arising from any claim or claims by reason of any breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted by a person while he or she is acting in his or her capacity as a director or officer. The coverage is provided to these insureds, including Fidelity Investments Life, to the extent required or permitted by applicable law, common or statutory, or under their respective charters or by-laws, to indemnify directors or officers for Loss arising from the above-described matters. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified, subject to relevant contract exclusions. Loss is essentially the legal liability on claims against a director or officer, including damages, judgements, settlements, costs, charges and expenses (excluding salaries of officers or employees) incurred in the defense of actions, suits or proceedings and appeals therefrom.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) fines or penalties imposed by law or other matters that may be deemed uninsurable under the law pursuant to which the Policy is construed, (2) claims brought about or contributed to by the fraudulent, dishonest, or criminal acts of a director or officer, (3) any claim made against the directors or officers for violation of any of the responsibilities, obligations, or duties imposed upon fiduciaries by the Employee Retirement Income Security Act of 1974 or amendments thereto, (4) professional errors or omissions, and (5) claims for an accounting of profits in fact made from the purchase or sale by a director or officer of any securities of the insured corporations within the meaning of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state statutory law.

A $100 million limit (policy aggregate limit) and a $500,000 deductible apply to Loss for which the directors and officers are indemnified by Fidelity Investments Life Insurance Company. A $10 million limit (policy aggregate) and a $0 deductible apply to Loss for which the directors and officers are not indemnified by Fidelity Investments Life Insurance Company.

Utah law (Revised Business Corporation Act §16-10a-901 et seq.) provides, in substance, that a corporation may indemnify a director, officer, employee or agent against liability if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Text of Article XIV of Fidelity's By-Laws, which relates to indemnification of the directors and officers, is as follows:

INDEMNIFICATION OF DIRECTORS, OFFICERS AND PERSONS

ADMINISTERING EMPLOYEE BENEFIT PLANS

Each officer or Director or former officer or Director of the Corporation, and each person who shall, at the Corporation's request, have served as an officer or director of another corporation or as trustee, partner or officer of a trust, partnership or association, and each person who shall, at the Corporation's request, have served in any capacity with respect to any employee benefit plan, whether or not then in office then serving with respect to such employee benefit plan, and the heirs, executors, administrators, successors and assigns of each of them, shall be indemnified by the Corporation against all satisfaction of judgements, in compromise and or as fines or penalties and fees and disbursement of counsel, imposed upon or reasonably incurred by him or them in connection with or arising out of any action, suit or proceeding, by reason of his being or having been such officer, trustee, partner or director, or by reason of any alleged act or omission by him in such capacity or in serving with respect to an employee benefit plan, including the cost of reasonable settlements (other than amounts paid to the Corporation itself) made with a view to curtailment of costs of litigation.

The Corporation shall not, however, indemnify any such person, or his heirs, executors, administrators, successors, or assigns, with respect to any matter as to which his conduct shall be finally adjudged in any such action, suit, or proceedings to constitute willful misconduct or recklessness or to the extent that such matter relates to service with respect to any employee benefit plan, to not be in the best interest of the participants or beneficiaries of such employee benefit plan.

Such indemnification may include payment by the Corporation of expenses incurred in defending any such action, suit, or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of the person indemnified to repay such payment if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation. Such undertaking may be accepted by the corporation without reference to the financial ability of such person to make repayment.

The foregoing rights of indemnification shall not be exclusive of other rights to which any such director, officer, trustee, partner or person serving with respect to an employee benefit plan may be entitled as a matter of law. These indemnity provisions shall be separable, and if any portion thereof shall be finally adjudged to be invalid, such invalidity shall not affect any other portion which can be given effect.

The Board of Directors may purchase and maintain insurance on behalf of any persons who is or was a Director, officer, trustee, partner, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, partner, employee or other agent of another corporation, association, trust or partnership, against any liability incurred by him in any such, whether or not the Corporation would have the power to indemnify him against such liability.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters.

a) Fidelity Brokerage Services LLC acts as distributor for other variable life and variable annuity contracts registered by separate accounts of Fidelity Investments Life, and Empire Fidelity Investments Life Insurance Company.

(b)	Ellyn A. McColgan		Director
	Leonard Stecklow		Director
	Jeffrey S. Wallace		Chief Financial Officer
	Ellyn A. McColgan		President
	David F. Denison		Executive Vice President
	Tracey E. Esherick		Executive Vice President, On-Line Brokerage
	Raymond J. Marcinowski		Executive Vice President
	Edward L. McCartney		Executive Vice President, Telephone Sales and
Operations
	Leonard Stecklow		Executive Vice President
	Stephen J. Phillips		Senior Vice President
	Thomas Cmejla		Vice President, Real Estate
	Dean E. Loveridge		Vice President, Risk Operations
	Roger T. Servison		Vice President, Electronic Access Membership
	Jeffrey S. Wallace		Vice President Finance
	Mark Katzelnick		Treasurer
	J. Gregory Wass		Assistant Treasurer
	Jeffrey R. Larsen		Secretary
	Jay Freedman	Assistant	Secretary
	Richelle S. Kennedy		Assistant Secretary
	Jeffrey R. Larsen		General Counsel
	Susan Sturdy		Assistant Secretary
	Erica Vaters		Compliance Registered Options Principal

(c) Commissions and other compensation received by principal underwriter.

No compensation was received by the principal underwriter from the registrant or depositor since this is a new product.

The address for each person named in Item 31 is 82 Devonshire Street, Boston, Massachusetts 02109.

Item 32. Location of Accounts and Records

The records regarding the Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained at Fidelity Investments Life Insurance Company at 82 Devonshire Street, Boston, Massachusetts 02109.

Item 33. Management Services

Not applicable

Item 34. Fee Representation

Fidelity Investment Life Insurance Company hereby represents that the aggregate charges under the variable life policy offered by Fidelity Investment Life Insurance Company are reasonable in relation to services rendered, the expenses expected to be incurred, and the risks assumed by Fidelity Investment Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Fidelity Investments Variable Life Account I and Fidelity Investments Life Insurance Company, have duly caused this Registration Statement to be signed on their behalf in the city of Boston and the Commonwealth of Massachusetts, on this 13th day of February, 2003.

FIDELITY INVESTMENTS VARIABLE LIFE ACCOUNT I

(Registrant)

By: FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

(Depositor)

By:	/s/ Melanie A. Calzetti-Spahr	Attest:	/s/ David J. Pearlman
	Melanie A. Calzetti-Spahr,		David J. Pearlman,
	President		Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 13th day of February, 2003.

Signature	Title
/s/ Melanie A. Calzetti-Spahr	Director
Melanie A. Calzetti-Spahr

/s/Joseph F. Hope III
Joseph F. Hope III	Treasurer

________________		)
Edward C. Johnson 3d	Director	)
)
________________		)
Richard A. Spillane, Jr.	Director	) By:	/s/ David J. Pearlman
		)	David J. Pearlman
_________________		)
John J. Remondi	Director	)
)
_________________		)
Robert Lawrence	Director	)
)
_________________		)
David C. Weinstein	Director	)
)
_________________		)
Stephen P. Jonas	Director	)